UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2025

Cytonics Corporation

(Exact name of issuer as specified in its charter)

Florida	20-8883869
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

658 West Indiantown Road, Ste 214 Jupiter, FL	33458
(Full mailing address of principal executive offices)	(Zip Code)

(443) 827-8135

Issuer’s Telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed herein this annual report (“Annual Report”). The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions, including potential increased tariffs and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Item 1. BUSINESS

Overview

Cytonics Corporation (the “Company,” “we,” “us,” and “our”) was originally organized on July 26, 2006 in Florida as Gamma Spine, Inc. On April 20, 2007, we changed our name from Gamma Spine, Inc. to Cytonics Corporation. We have one subsidiary, Cytonics Australia Pty Ltd. organized on August 25, 2023.

We were founded as a private research and development Company focusing on molecular diagnostic and therapeutic products for osteoarthritis (“OA”). Our first product was a biomarker assay (“Fibronectin Aggrecan Test,” “FACT”) to quantify the extent of cartilage damage that is the hallmark of osteoarthritis via quantification of the Fibronectin-Aggrecan Complex (“FAC”). The formation of this large protein complex is a direct result of protease-mediated catabolism of the cartilage tissue, the core mechanism that leads to cartilage degradation and painful bone-on-bone interaction in arthritic joints. We leveraged this nuanced understanding of cartilage damage to develop our first treatment for OA, the Autologous Protease Inhibitor Concentrate (“APIC”) therapy, a device which enriches the therapeutic A2M protein from a patients’ own blood to treat damaged joints. Having treated over 10,000 patients to-date, the clinical and commercial success of APIC™ is a testament to the power of A2M as a potent treatment for osteoarthritis, establishing the basis for our ongoing A2M-based biopharmaceutical research and development program.

Our core focus is on the development of CYT-108, a recombinant variant of the natural A2M protein that has up to 200% more protease-inhibition activity compared to the endogenous form. This genetically-engineered A2M variant has demonstrated structural improvements to joint anatomy and physiology in pre-clinical experiments. CYT-108 recently completed a first-in-human Phase 1 clinical trial and we expect the data to be published in 2025. . If approved by the FDA, CYT-108 is positioned to be a potential disease-modifying candidate for osteoarthritis, a fundamental leap forward in regenerative medicine.

Our intellectual property consists of 25 issued US and international patents covering all three of our technologies (FACT, APIC, and CYT-108), and 3 patents pending.

A few of our most notable milestones are listed below:

·	During 2010 and 2011 the Company was awarded $1,800,000 in NIH grants to pursue our innovative research into discovering treatments for osteoarthritis.
·	Raised approximately $25,000,000 in funding from private equity, Equity Crowdfunding (Reg A+ and Reg CF), and licensing deals (Synthes Corp, CareStream America).
·	Johnson & Johnson Development Corporation became a large shareholder acquiring 12% ownership on a fully diluted basis via their acquisition of Synthes Corp on May 29, 2011 and June 9, 2011.

Industry Overview and Market

OA is a degenerative disease that erodes the articular cartilage that protects your joints. Over 27,000,000 Americans currently suffer from OA. The aging population incidence of OA is projected to reach 25% of the adult population in the United States by 2030. While frequently thought of as a chronic disease of aging, OA is prevalent even amongst the young and healthy. As of 2024, post-traumatic osteoarthritis (PTOA) accounts for approximately 12% of all symptomatic osteoarthritis cases, This OA subtype occurs frequently in athletes that experience injury (e.g., ACL tear) on the field. Currently, limited treatment options for OA exist, and the current therapies are all palliative. They address the symptoms, but fail to address the root cause of the pain and inflammation, which is cartilage damage due to activity of proteases within the arthritic joint. Currently non-surgical OA recommended treatments include the following:

•	Weight loss

•	Exercise

•	Hyaluronic Acid (“HA”) injections.

•	Platelet-Rich-Plasma (“PRP”)

•	Stem Cell Treatments

•	Placental-Derived products

Notably, back pain is the second-most common reason patients visit their physicians and the most common reason for missed work. However, according to Orthopedics Today, spine surgery is rare with approximately 3.5% of the most severely affected patients receiving surgery. Back pain is the number one cause of healthcare expenditures, resulting in more than $100 billion in medical expenses annually. According to the National Ambulatory Care Survey, the two most common musculoskeletal reasons for patients visiting a physician were back pain, with 20 million visits, and knee pain, with 15 million visits annually. Of those visits, the second and third most common diagnoses were low back pain and osteoarthritis. One in five adults in the U.S. report being diagnosed by a physician with arthritis. By 2030, it is estimated by the NIH that approximately 70 million Americans will have doctor diagnosed arthritis compared to 42.7 million in 2002, a 58% increase for that period. The economic toll of arthritis in its various forms is estimated to result in excess of $86 billion in lost productivity and healthcare costs. This growth makes the spine and joint markets the fastest growing markets in orthopedics. These growing markets create a unique opportunity to commercialize innovative diagnostic and treatment technologies.

For patients with back or knee pain, making an accurate diagnosis is a substantial challenge for physicians. Both spine sciatic pain and knee or joint pain can have multiple etiologies. Various technologies exist to assist physicians to accurately diagnose these patients, but many are expensive and time consuming. MRI, CT scan, and Arthroscopy still require subjective judgment calls by the physician and radiologist. The costs of these diagnostic tests are staggering. The cost of an incorrect diagnosis is significant. Multiple trips to providers, duplicate tests, unnecessary physical therapy or treatments and days or weeks of lost work time are just a few of the compelling reasons providers and insurance carriers seek a less costly and more accurate diagnostic tool.

There are more than 4,500 domestic orthopedic surgeons and neurosurgeons in the U.S. that perform spine procedures for back pain. Many of these surgeons currently perform epidural injections as a first level of treatment for back pain. Additional levels of treatment include spine surgery fusion, discectomies, stenosis and laminectomies. It is estimated that the average U.S. spine surgeon performs 200 procedures a year with fusions accounting for 45% of all procedures, discectomies 44%, and stenosis and laminectomies 11%.

Additionally, according to the American Academy of Pain Management, there are over 6,000 pain management specialists throughout the U.S. that diagnose and treat back and joint pain. Many of these physicians perform 10 to 20 pain reduction procedures, including epidural injections, each day.

The Company is focused on serving the existing demand for spine and joint pain diagnosis and treatment and is developing new and innovative diagnostic and treatment technologies. We believe an effective treatment for OA would have a tremendous impact on both human well-being and the economic burden of the disease.

Regulatory Regimes

As a biotechnology company, we are subject to extensive legal and regulatory requirements. For example, we will need approval from regulatory agencies for our research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting and import and export of our product candidates. Relevant regulatory authorities include, but are not limited to, the FDA, the European Medicines Agency, or EMA, an agency of the European Union in charge of the evaluation and supervision of medicinal products, the European Commission, which is the executive arm of the European Union, or EU, and other national regulatory authorities where we conduct clinical trials or seek marketing approval. The United States and certain jurisdictions outside the United States also regulate the pricing and reimbursement of such products. The processes for obtaining marketing approvals in the United States and in other countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Licensure and Regulation of Biologics in the United States

In the United States, our product candidates are regulated as biological products, or biologics, under the Public Health Service Act, or the PHSA, and the Federal Food, Drug, and Cosmetic Act, or the FDCA, and their implementing regulations promulgated by the FDA. The failure to comply with the applicable requirements at any time during the product development process, including nonclinical testing, clinical testing, the approval process, or post-approval process, may subject us to delays in the conduct of a clinical trial, regulatory review and approval, and/or subject us to administrative or judicial sanctions. Such sanctions may include, but are not limited to, the FDA’s refusal to allow us to proceed with clinical testing of our product candidates, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, receipt of untitled or warning letters, adverse publicity, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, and civil or criminal investigations and penalties brought by the FDA or the U.S. Department of Justice or other governmental entities.

As we seek approval to market and distribute a new biologic in the United States, we generally must satisfactorily complete each of the following steps:

•	preclinical laboratory tests, animal studies, and formulation studies all performed in accordance with the FDA’s current Good Laboratory Practice, or cGLP, regulations;

•	manufacture of clinical investigational product according to current Good Manufacturing Practice, or cGMP;

•	submission to the FDA of an Investigational New Drug application (“IND”) for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical trial site before each clinical trial may be initiated, or by a central IRB if appropriate;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product candidate for each proposed indication, in accordance with the FDA’s current Good Clinical Practice, or cGCP, regulations;

•	preparation and submission to the FDA of a Biologics License Application (“BLA”) for marketing approval of our product candidates for one or more proposed indications, including submission of detailed information on the manufacture and composition of our product candidates and proposed labeling;

•	review of the BLA by FDA potentially with independent expert advice by an FDA advisory committee, where applicable;

•	satisfactory completion of inspections of the manufacturing facility or facilities by FDA, including those of any third-party manufacturers, at which the product, or components thereof, are produced in order to assess compliance with cGMP requirements and to ensure that the facilities, methods, and controls are adequate to preserve the product’s identity, strength, quality, and purity, and, if applicable, the FDA’s current Good Tissue Practice, or cGTP, for the use of human cell and tissue products;

•	satisfactory completion of any FDA audits of clinical trial sites to ensure compliance with cGCPs and the integrity of clinical data in support of the BLA;

•	payment of user fees and securing FDA approval of the BLA; and

•	compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, adverse event reporting, and compliance with any post-approval studies required or requested by the FDA.

Preclinical Studies and Investigational New Drug Application

Before testing any investigational biologic product candidate in humans, our product candidates must undergo preclinical testing. Preclinical tests include laboratory evaluations of product chemistry, formulation, and stability, as well as studies to evaluate the potential for safety, efficacy, and toxicity in animals. The conduct of the preclinical tests and the formulation of the compounds for use in the preclinical testing must comply with federal regulations and/or requirements. The results of the preclinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an IND application. An IND is an exemption from the restrictions of the FDCA which permits an unapproved biologic product candidate to be shipped in interstate commerce for use in an investigational clinical trial. The FDA will notify us within 30 days after receipt of our IND application whether we are cleared to begin human clinical trials, unless before that time the FDA has concerns or questions about our product or conduct of the proposed clinical trial, including concerns that human research subjects would be exposed to unreasonable and significant health risks. In such a case, we and the FDA must resolve any outstanding concerns before the clinical trials can begin.

If the FDA raises concerns or questions during this 30-day period, including safety concerns or concerns due to regulatory non-compliance, the FDA may impose a partial or complete clinical hold with respect to our product. Such a clinical hold would delay either a proposed clinical trial, or cause suspension of an ongoing clinical trial, until all outstanding concerns have been adequately addressed, and the FDA has notified us that our clinical trials may proceed or recommence as authorized by the FDA.

Human Clinical Trials in Support of a BLA

Our clinical trials involve the administration of our product candidate to patients with the disease to be treated and are conducted under the supervision of a qualified principal investigator in accordance with cGCP requirements. Clinical trials are conducted under study protocols detailing, among other things, the objectives of the clinical trial, inclusion, and exclusion criteria, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and subsequent protocol amendments must be submitted to the FDA as part of the IND.

If we wish to conduct a clinical trial outside of the United States, we may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. When a foreign clinical trial is conducted under an IND, all of the FDA’s IND requirements must be met unless waived. If a non-United States clinical trial is not conducted under an IND, we may submit data from a well-designed and well-conducted clinical trial to the FDA in support of our BLA, so long as the clinical trial is conducted in compliance with cGCP and the FDA is able to validate the data from the clinical trial and/or through an onsite inspection if the FDA deems it necessary.

For clinical trials conducted in the United States, each clinical trial must be reviewed and approved by an institutional review board, or IRB, either centrally or individually at each institution at which our clinical trials will be conducted. The IRB will consider, among other things, our clinical trial design, subject informed consent, ethical factors, and the safety of human subjects. The IRB must operate in compliance with FDA regulations governing IRBs. The FDA, the applicable IRB, or we may suspend or terminate a clinical trial at any time for various reasons, including a finding that the clinical trial is not being conducted in accordance with FDA requirements or that the subjects or patients are being exposed to an unacceptable health risk. Some clinical trials receive additional oversight by an independent group of qualified experts organized by us, known as a data safety monitoring board or committee. This group receives and reviews data arising from the clinical trial on an ongoing basis and may recommend continuation of the clinical trial as planned, changes in clinical trial conduct, or cessation of the clinical trial at designated check points based on such data.

Clinical trials typically are conducted in three sequential phases; however, the phases may overlap or may be combined.

•	Phase 1 clinical trials are initially conducted in a limited population of healthy humans or, for our products, in patients, in order to test the product candidate for safety, including adverse effects, dose tolerance, absorption, metabolism, distribution, excretion, and pharmacodynamics, and to identify a recommended Phase 2 dose.

•	Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, evaluate the efficacy of the product candidate for specific targeted indications, and to determine dose tolerance and optimal dosage. We may conduct multiple Phase 2 clinical trials to obtain information before beginning larger and costlier Phase 3 clinical trials. The Phase 2 clinical trial for our product candidates may serve as the pivotal trial, in which case a Phase 3 clinical trial will not be necessary.

•	Phase 3 clinical trials are undertaken within an expanded patient population to further evaluate the proposed effective dose and gather additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for labeling.

During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data and clinical trial investigators. Annual progress reports detailing the status of clinical trials must be submitted to the FDA. Written IND safety reports must be submitted to the FDA and the investigators within 15 calendar days of receipt by us after determining that the information qualifies for such expedited reporting. IND safety reports are required for serious and unexpected suspected adverse events, findings from other studies or animal or in vitro testing that suggest a significant risk to humans in our clinical trials, and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. Additionally, we must notify FDA within seven calendar days after receiving information concerning any unexpected fatal or life-threatening suspected adverse reaction. Other external events may occur that can affect the conduct of our clinical trials, such as the COVID-19 pandemic or government shutdowns.

In some cases, the FDA may approve a BLA for our product candidate but require us to conduct additional clinical trials to further assess the product candidate’s safety and effectiveness after approval. Such post-approval trials are typically referred to as Phase 4 clinical trials. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of biologics approved under accelerated approval regulations. Failure to exhibit due diligence with regard to conducting Phase 4 clinical trials could result in withdrawal of approval for our products. Additionally, a Phase 4 clinical trial could be implemented in an effort to evaluate other medical indications for a therapy.

There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries, such as www.ClinicalTrials.gov. We are required to register and disclose certain clinical trial information, including the product information, patient population, phase of investigation, clinical trial sites and investigators, and other aspects of the clinical trial on www.ClinicalTrials.gov. We are also obligated to disclose the results of our clinical trials after completion. Disclosure of the results of these clinical trials can be delayed until the new product or new indication being studied has been approved, up to a maximum of two years.

As a biotechnology company, we are subject to extensive legal and regulatory requirements. Relevant regulatory authorities include, but are not limited to, the FDA, the European Medicines Agency, or EMA, an agency of the European Union in charge of the evaluation and supervision of medicinal products, the European Commission, which is the executive arm of the European Union, or EU, and other national regulatory authorities. The United States and certain jurisdictions outside the United States also regulate the pricing and reimbursement of such products. The processes for obtaining marketing approvals in the United States and in other countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Our Products

Our Company has developed protein-based diagnostics and therapeutics for chronic orthopedic diseases. Below is a brief description of products that we have developed and are currently active.

PRODUCT	DESCRIPTION	VALUE	LAUNCH DATE	STATUS	LICENSING AGREEMENT	MANUFACTURING AGREEMENT
FACT™ (Fibronectin-Aggrecan Complex Test)	Biomarker assay for the detection of cartilage damage. Sold to physicians nationwide, often accompanying the sale of an APIC™ kit	Provides physicians with a quantitative method to determine the extent of cartilage damage and promotes APIC™ treatment	2010	Lab Developed Test (LDT) and has not been cleared or approved by the U.S. Food and Drug Administration (FDA)	Currently licensed to Christie Medical Holdings, LLC (“Christie Medical Holdings”) (Human application)	Currently manufactured by Christie Medical Holdings (Human application)
Autologous Protease Inhibitor Concentrate (“APIC”) therapy	A device which enriches the therapeutic A2M protein from a patients’ own blood to treat damaged joints.		January 2014	510(k) clearance (FDA approval for medical devices)FDA Approved	Currently licensed to: Christie Medical Holdings (Human application). Expires 2029	Currently manufactured by: Christie Medical Holdings (Human application). Expires 2029
Autologous Protease Inhibitor Concentrate (“APIC”) therapy for Veterinarian application	A device which enriches the therapeutic A2M protein from a patients’ own blood to treat damaged joints. Same products directed animals.	Out-licensed to distributor in the equine veterinary industry, royalties on in-market sales starting in 2021	January 2014		Currently licensed to: Astaria Global, LLC (“Astaria Global”) (Veterinarian application) Expires 2025, but extends in perpetuity	Currently manufactured by: Astaria Global, LLC (Veterinarian application). Expires 2025, but extends in perpetuity
Genetically engineered A2M variant, “CYT-108”	Targets the root molecular cause of osteoarthritis in joints.	Lead drug candidate for osteoarthritis	TBD

Phase I clinical trial began Q1 2024 in Australia

Clinical Study Report expected in the Q4 2025

The IND application for CYT-108 as a treatment for osteoarthritis of the knee is under construction and will be submitted once the Phase 1 Clinical Study Report is published and reviewed by the FDA in a Type C meeting.

Currently manufactured by Goodwin Biotechnology, Inc. (“Goodwin Biotechnology”)

FACT™ (Fibronectin-Aggrecan Complex Test)

In 2010, our Company launched our flagship product, a first-in-kind biomarker assay that detects byproducts of cartilage degradation in joint fluid, called “FACT™” (Fibronectin-Aggrecan Complex Test). The FACT™ diagnostic product is currently sold to physicians nationwide, and is used to assess the extent of cartilage damage in patients and determine the appropriate course of treatment. Samples of patient’s joint (synovial) fluid are delivered to Cytonics’ laboratory for testing, and the results are uploaded to a secure database accessible only to physicians. Over 900 kits were distributed to physicians in 2019, with roughly 934 kits distributed in 2020, 785 kits distributed in 2021, 127 kits distributed in 2022, and 126 kits distributed in 2023. The decline in sales is related to the shutdown of many medical offices during years affected by COVID-19, and the hurdle of re-establishing relationships with this customer base upon re-opening.

APIC™

We have developed a range of therapeutic products for the treatment of painful osteoarthritis, back, and joint pain based upon our understanding of Fibronectin-Aggrecan Complex formation and the role that A2M plays in regulating cartilage degradation. The Company’s first therapeutic product, APIC™ was cleared for sale via the 510(k) regulatory process in January 2014. This technology is predicated on Platelet Rich Plasma (PRP), a concentration of the plasma cells found in blood that is injected into joints that are painful and inflamed. The APIC™ system differs from PRP in that it selectively concentrates A2M while removing other blood proteins. The final preparation is a highly concentrated, A2M-rich solution that can be injected into damaged, painful, and inflamed joints.

The Company has entered into 2 third party licensing agreements with certain distributors of medical devices whereby the Company has granted sales, marketing manufacturing, and distribution licenses in the human and veterinary markets with exclusive rights to sell both domestically and internationally in the human and veterinary markets the APIC™ products and FACT™ products of the Company. Our APIC™ system has been used to successfully treat over 10,000 patients nationwide. It is also being used to treat racehorses with success.

Alpha-2-Macroglobulin (“A2M”) and Variant CYT - 108

Alpha-2-Macroglobulin (“A2M”) is a blood serum protein that plays a role in the clotting cascade. A2M is a well characterized, broad spectrum protease inhibitor that has demonstrated potent inhibitory activity against the proteases that are upregulation in OA. Unfortunately, naturally occurring levels of A2M are too low to lend any therapeutic benefit to damaged joints.

Our A2M technology has been proven to slow cartilage degradation, alleviate pain, eventually halt the progression of OA and allow the body’s regenerative mechanisms to heal the damaged tissue. We believe our innovation is in combining our technologies. Specifically, we developed the Autologous Protease Inhibitor Concentrate (“APIC”) system to concentrate the A2M found naturally in the bloodstream. This is achieved by drawing and centrifuging patient’s blood, then filtering out all the proteins that could cause damage to the joint (such as proteases and inflammatory cytokines). This selectively concentrates the A2M protein found within the bloodstream 4-6x above naturally occurring levels.

The next generation of A2M variants is underway. We have leveraged our expertise in proteomics to create a library of over 100 genetically modified A2M variants. The A2M variants were genetically engineered with unique bait regions responsible for trapping and eliminating proteases. Our A2M variants have a stronger potency and greater specificity for the proteases that are responsible for OA, making these variants powerful protease inhibitors. We tested the ability of each variant to block cartilage degradation in animal models of OA and identified 2 exceptional variants for further testing, named “CYT-98” and “CYT-108.”

Preclinical Development of CYT-108

Drug Discovery & Lead Selection

•	Over 100 recombinant variants (rA2M) of the wild-type A2M (wt-A2M) protein were designed and tested for their inhibitory effects on 12 proteases involved in cartilage breakdown.

•	Lead Selection:

o	Four top-performing rA2M variants were identified and compared with wt-A2M in an ex vivo Bovine Cartilage Explant (BCE) model, where cartilage breakdown was induced using TNF-alpha and IL1-beta.

o	Recombinant A2M (rA2M) variants demonstrated stronger inhibition of sulfated glycosaminoglycans (sGAGs) release than wt-A2M.

o	The two most effective variants advanced to in vivo studies (Zhang et al., 2017).

In Vivo Rat Model of Osteoarthritis

•	A rat anterior cruciate ligament transection (ACL-T) model was used to assess cartilage protection.
•	The rA2M variants demonstrated superior protease inhibition and downregulation of protease gene expression.
•	Fluorescence molecular tomography, immunohistochemical analysis, and RT-PCR confirmed cartilage protection.
•	CYT-108 emerged as the most effective rA2M variant and was selected for further investigation.

Manufacturing & Purification

•	Produced in Chinese hamster ovary (CHO) cells and purified through a multi-step process involving metal affinity, reverse-phase, and anion exchange chromatography.
•	Virus inactivation and filtration steps ensure purity and safety.
•	The final formulation is ultra-filtered for drug concentration and stability.

Preclinical Pharmacokinetics & Safety Studies

Small Animal Studies

•	PK/PD studies in nude mice showed that fluorescently labeled A2M had a half-life of 4.0 – 4.7 days when administered intra-articularly or subcutaneously.
•	Biodistribution: A2M was not detected in any organ or circulation, confirming localized drug activity.

Large Animal Studies (Canine OA Model)

•	A non-GLP study in a canine post-traumatic OA model tested intra-articular and subcutaneous injections.
•	Key Safety Findings:

o	No adverse events or side effects observed with three 0.5 mg/kg intra-articular injections at one-week intervals.
o	No systemic effects with three subcutaneous injections (5 mg/kg, 10× human dose equivalent).
o	No changes in vital signs, blood analysis, or major organs (heart, kidney, liver, lung, brain, spleen).

Efficacy Outcomes (Canine OA Model)

•	Cartilage & Bone Preservation*

o	57% improvement in cartilage structure (Safranin-O staining).
o	46% increase in chondrocyte viability.
o	10% increase in proteoglycan content.
o	77% recovery of subchondral bone plate thickness. *Note: these figures account for removal of outliers

•	Synovial Membrane Recovery*

o	57% reduction in synovial cellular thickening.
o	31% decrease in synovial hyperplasia. *Note: these figures account for removal of outliers

GLP IND-Enabling Study

•	Conducted to establish safety and pharmacokinetics for regulatory approval.

•	Subcutaneous administration at 10× human dose simulated worst-case exposure scenarios.

•	LC-MS/MS assay: CYT-108 detected in circulation within 48 hours, triggering an immune response with anti-CYT-108 antibody formation.

•	Data supported regulatory filings and approval for Phase 1 human trials in Australia.

Phase 1 Clinical Trial for CYT-108

The Phase 1 clinical trials for CYT-108 commenced in Q1 2024 in Australia. Our subsidiary, Cytonics Australia Pty Ltd., provides us with significant strategic advantages, including up to a 43.5% cash government subsidy on all R&D expenses and the ability to leverage a favorable exchange rate for conducting our Phase 1 clinical trial.

Trial Design

•	Type: Multicenter, double-blind, randomized, placebo-controlled study.

•	Objective: Evaluate the safety and tolerability of two doses of CYT-108 in patients with mild-to-moderate knee osteoarthritis.

•	Treatment Schedule:

o	Day 1: First intra-articular injection.

o	Day 85: Second intra-articular injection.

o	Follow-up visits: Days 8, 29, 57, 85, 113, 183 (1, 4, 8, 12, 16, and 26 weeks post-first dose).

Patient Selection

•	Total Enrollment: 22 participants.

•	Randomization:

o	Group 1 (12 patients): 5mL CYT-108 (5mg/mL) via intra-articular injection (Day 1, Day 85).

o	Group 2 (10 patients): 5mL placebo (PBS) via intra-articular injection (Day 1, Day 85).

•	Sites: Two clinical sites, with no more than 13 participants per site to prevent site bias.

Primary & Secondary Endpoints

Primary Endpoint:

•	Safety & Tolerability: Assessment of adverse events, vital signs, blood markers, and local reactions at injection sites.

Secondary Endpoints:

•	Pharmacokinetics: Systemic absorption and clearance of CYT-108.

•	Efficacy Signals:

o	Improvement in pain scores (Visual Analog Scale (“VAS”), WOMAC).

o	Synovial fluid analysis for biomarkers (ARGS fragment) of inflammation and cartilage degradation.

Patient Withdrawal Criteria

•	Participants may withdraw voluntarily at any time.

•	Clinical investigators can remove participants for safety concerns or other medical reasons.

Next Steps and Milestones

Outlined below is a detailed timeline of key milestones achieved during the Phase 1 trial, as well as the next steps planned for CYT-108’s development:

•	On April 2, 2024, we were granted regulatory approval to begin patient recruitment.
•	As of June 2024 we have successfully recruited 22 patients.
•	As of December 2024 all 22 patients have been dosed with either CYT-108 or placebo (saline).
•	As of January 13, 2025, no drug-related adverse events have been reported.
•	All 22 patients received their last dose in Q4 2024.

o	During Q1 and Q2 2025, we plan to conduct a 3-month follow-up period to assess safety and efficacy at the six-month mark.
o	We will assess cartilage breakdown and patient reported outcomes (perceived pain and changes in mobility and daily function) in the CYT-108 treated and placebo groups.
o	We will look for signs of “disease modification” by quantifying a cartilage degradation product found in blood and whether there are positive changes in patient reported outcomes of pain and mobility.
o	A reduction in cartilage breakdown of the CYT-108 treated group relative to that of the placebo group would indicate that CYT-108 is targeting the molecular pathogenesis of osteoarthritis, and isn’t merely an anti-inflammatory or pain reliever.

•	The Phase 1 clinical study report is expected to be finalized in Q4 2025.
•	The results of this study will serve as the foundation for our Investigational New Drug (IND) application, which we plan to submit in 2026.

It is important to note that clinical trial outcomes may not ultimately support the continued development of CYT-108. At the conclusion of the study, CYT-108 appears well-tolerated and no drug-related adverse events were reported.

Provided, CYT-108 demonstrates strong efficacy and safety results through Phase 1 and subsequent trials, our next steps toward commercialization include:

∙	Advancing to Phase 1/b/2a, Phase 2b, and Phase 3 Trials

o	These will focus on confirming efficacy, dosing optimization, and further safety evaluation across larger, multi-national patient populations.

∙	FDA Approval and Licensing

o	Following successful Phase 3 results, we will seek FDA approval, alongside approvals in additional global markets such as the European Union, Japan, and Australia.

∙	Target Market

o	Our commercialization strategy prioritizes partnerships with healthcare providers, orthopedic clinics, and hospitals specializing in osteoarthritis treatment. Additionally, we will engage with payers to ensure broad insurance coverage and accessibility for patients.

∙	Distribution Channels

o	We plan to leverage direct-to-physician sales teams, collaborate with major pharmaceutical distributors, and explore digital telehealth partnerships to maximize market reach.

∙	Market Education and Awareness

o	We will conduct comprehensive educational campaigns targeting physicians, patients, and caregivers to highlight the “disease-modifying” benefits of CYT-108.

By focusing on these commercialization strategies, we aim to position CYT-108 as a groundbreaking treatment capable of reversing the root cause of osteoarthritis and significantly improving patients' quality of life.

Concept Products

The Company plans to develop additional products that include therapeutics that we plan to manufacture, outsource to contract manufacturing, or license to strategic partners. Products currently in development or envisioned include the following:

1.	Recombinant Protein Therapeutic, CYT-108, a genetically engineered variant of the naturally occurring A2M protein for treating musculoskeletal and inflammatory disorders.
2.	Recombinant Protein Therapeutic, CYT-108, a genetically engineered variant of the naturally occurring A2M protein for treating inflammatory lung diseases, such as Chronic Obstructive Pulmonary Disease (“COPD”) and Acute Respiratory Distress Syndrome (“ARDS”).
3.	Recombinant Protein Therapeutic, CYT-108, a genetically engineered variant of the naturally occurring A2M protein for the treatment of metastatic melanoma.
4.

No specific timeline has been defined by the Company for bringing the four listed products to market.

Material Agreements

We do not intend to manufacture the majority of our products, but instead we will use outside suppliers and contract manufacturers. See below for additional information regarding agreements we have reached with third parties to facilitate manufacturing, distribution, licensing etc.

Christie Medical Holdings/CareStream Group

On October 8, 2019 the Company entered into a letter of intent with Christie Medical Holdings, which are later acquired by CareStream Group. Effective January 1, 2020 the agreement granted Christie Medical Holdings an exclusive 10 year manufacturing, marketing and sales license with exclusive rights to sell both domestically and internationally in the human markets the Company’s APIC™ and FACT products. On April 27, 2020 the terms and conditions of the letter of intent were superseded by that certain definitive Exclusive Sales, Marketing, Manufacturing and Distribution Agreement for Human Market, dated as of April 27, 2020, between the Company and Christie Medical Holdings.

As part of the agreement with CareStream Group, the Company was to receive a $450,000 nonrefundable license fee, payable to the Company as follows: (i) $50,000 upon execution of the contract in May 2020; and (ii) $80,000 on January 1 of each of the next five years through 2025. On January 1, 2024, the $80,000 installment payment was not made.  Subsequently, on July 19, 2024, the contract was amended whereby CareStream agreed to immediately make the past due $80,000 installment payment, which it did pay to the Company, and the Company waived the final $80,000 installment due January 1, 2025.  In addition, the monthly royalty was decreased from $21,667 per month to $15,000 per month for the remainder of the contract through 2029.

Unless extended, this agreement will terminate on December 31, 2029. The agreement may be terminated by the parties following bankruptcy of either party, breach of the agreement, or mutual agreement of the parties.

Astaria Global, LLC

On June 30, 2019, the Company entered into an Exclusive License Agreement for Manufacturing, Sales, Marketing and Distribution in the Veterinary Market with Astaria Global, LLC, a device distributor in the veterinary market, to sell the APIC™ products to equine physicians. This deal included a license purchase price of $400,000, payable at $100,000 due on September 30, 2019, and four annual payment of $75,000, with the final payment made on October 15, 2023. In addition, the Company receives a royalty on gross sales that began in calendar year 2021. The royalty is based on a defined percentage subject to certain quarterly minimums, which currently is set at 4% of product sales or $20,000 per quarter. Since entering into this agreement, in the aggregate, we have received approximately $640,000 from Astaria Global, LLC under the terms of this Exclusive License Agreement.

The agreement with Astaria is considered to be perpetual, unless terminated by the parties following bankruptcy of either party, breach of the agreement, or mutual agreement of the parties.

Goodwin Biotechnology

On September 9, 2024, the Company and Goodwin Biotechnology entered into a manufacturing agreement for the production of GMP-grade recombinant A2M variant, CYT-108. The agreement covers two GMP production runs through 2026, providing enough CYT-108 to conduct Phase 2 clinical trials. This agreement expires at the sole discretion of the Company. The manufacturing agreement is filed as Exhibit 6.8 to the Offering Statement of which this Offering Circular is a part.

Suppliers

We intend to select suppliers that have a substantial track record of working with FDA regulated medical products and maintaining good manufacturing practices that comply with FDA requirements. Each potential supplier will be audited by our staff to ensure they satisfy our requirements.

Intellectual Property

We seek to commercialize certain technology related to the medical treatment of conditions affecting the human spine and other major joint spaces in the body, including certain technology subject to patent applications (the “Intellectual Property”). The Intellectual Property currently includes 25 issued patents, and several US and international provisional patents and patents pending. We have invested over $2,500,000 in patent development.

The patent portfolio revolves around innovative systems, compositions, and methods for transplantation and treating various conditions with an emphasis on using Alpha-2-Macroglobulin (A2M) in enhanced therapeutic forms. The patents detail a range of liquid compositions that isolate A2M from biological samples such as blood or bone marrow, focusing on increasing the concentration of A2M while reducing other proteins to mitigate immunogenic responses. Notable patents include methods to treat joint inflammation, degeneration, and wounds by applying these compositions directly to affected areas, leveraging both natural and recombinant forms of A2M.

Several patents describe the engineering of A2M with non-natural bait regions to enhance its protease inhibition capabilities significantly, offering potential treatments for inflammatory diseases and conditions by modifying A2M to increase its therapeutic efficacy.

∙	Patent US10,265,388 and related patents EP2827882, DE2827882, FR2827882, GB2827882, and CA2865170 detail liquid compositions that isolate A2M from biological samples, such as blood or bone marrow, focusing on increasing the concentration of A2M while reducing other proteins to mitigate immunogenic responses.

∙	Patents US11,040,092 and US10,940,189 describe methods to treat joint inflammation, degeneration, and wounds by applying these compositions directly to affected areas, leveraging both natural and recombinant forms of A2M.

∙	Patents US10,400,028, US10,889,631, and US11,634,475, along with EP3221341, DE3221341, FR3221341, GB3221341, and AU2015349782 describe the engineering of A2M with non-natural bait regions to enhance its protease inhibition capabilities, offering potential treatments for inflammatory diseases and conditions by modifying A2M to increase its therapeutic efficacy.

∙	Patent US9,352,021 and US9,498,514 further explore topical applications for chronic wounds, demonstrating the versatile application of A2M-based therapies.

These patents, granted across multiple jurisdictions including the US, UK, EU, Canada, Australia, and Japan, underscore a strategic focus on leveraging the therapeutic potentials of A2M in various medical applications.

The Company’s Trademarks

The following trademark(s) are registered with the United States Patent and Trademark Office.:

Trademark	Ser No.	Description	Duration
CYTONICS	88-321,585	Consists of standard characters without claim to any particular font style, size or color	Expires September 17, 2029

The Company’s Patents

We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to our business, including obtaining, maintaining and defending patent rights, whether developed internally or licensed from third parties. Our policy is to seek to protect our proprietary position by, among, other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our proprietary technology, inventions, improvements, platforms and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover, but is not limited to, our product candidates and components thereof, their methods of use and processes for their manufacture, and any other inventions that are commercially important to our business. We also rely on trade secret protection of our confidential information and know-how relating to our proprietary technology, product candidates, and continuing innovation to develop, strengthen, and maintain our position in our product candidates. Our commercial success may depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions and improvements; to preserve the confidentiality of our trade secrets; to maintain our licenses to use intellectual property owned or controlled by third parties; to defend and enforce our proprietary rights, including our patents; to defend against challenge and assertion by third parties of their purported intellectual property rights; and to operate without infringement of valid and enforceable patents and other proprietary rights of third parties.

The Company has the following patents issued and pending at this time:

Title	Registration Number	Description	File Date	Grant Date	Expiration Date	Country
Systems, compositions, and methods for transplantation	10,265,388

1. A liquid composition comprising:

(a) an alpha-2-macroglobulin polypeptide (A2M) from a biological sample that is blood or bone marrow aspirate from an individual mammal, wherein the concentration of the A2M is at least 1.1 times higher than in the biological sample;

(b) a non-A2M protein with a molecular weight of less than 500 kDa, wherein the concentration of the non-A2M protein with a molecular weight of less than 500 kDa is less than the concentration of the non-A2M protein with a molecular weight of less than 500 kDa in the biological sample, wherein the non-A2M protein with a molecular weight of less than 500 kDa is fibrinogen;

(c) a non-A2M protein with a molecular weight of less than 100 kDa, wherein the concentration of the non-A2M protein with a molecular weight of less than 100 kDa is less than the concentration of the non-A2M protein with a molecular weight of less than 100 kDa in the biological sample, wherein the non-A2M protein with a molecular weight of less than 100 kDa is C X C motif chemokine receptor 2 (CXCR2) or ATP Binding Cassette Subfamily F Member 1 (ABCF1);

(d) a fluid from the blood or bone marrow aspirate from the mammal; and

			2/21/2013	4/23/2019	2/21/2033	US

(e) an effective amount of an anti-coagulant selected from the group consisting of EDTA, tri-sodium citrate, acidcitrate-dextrose (ACD), citrate-phosphate-dextrose (CPD), citrate-phosphate-double dextrose (CP2D), and citrate-phosphate-dextrose-adenine (CPDA1), wherein the liquid composition is not coagulated, is substantially free of white blood cells, and comprises less amount of non-A2M proteins with a molecular weight of less than 500 kDa than in the biological sample; and wherein the liquid composition is prepared by a process comprising:

(i) passing a blood sample or bone marrow aspirate sample substantially free of white blood cells through a filter;

(ii) retaining the retentate from (i); and

(iii) adding the effective amount of the anti-coagulant to the retentate, wherein the filter has a molecular weight cut-off of about 500 kDa or less.

Systems, Compositions, and Methods for Transplantation	11,040,092

1. A method of treating a disease or condition in a subject in need thereof, wherein the disease or condition (A) is associated with inflammation in a joint, spinal disc, bone, tendon, or ligament; (B) is associated with degeneration in a joint, spinal disc, bone, tendon, or ligament; (C) is associated with an injury of a joint, spinal disc, bone, tendon, or ligament; or (D) is associated with wound healing, the method comprising administering to the subject at an anatomic site in need of treatment a liquid composition comprising:

(a) an alpha-2-macroglobulin polypeptide (A2M) from a blood sample from the subject, wherein the A2M is present at a concentration at least 3.5 times higher than the concentration of the A2M in the blood sample from the subject; and

(b) platelet-rich plasma from the blood sample from the subject, wherein the liquid composition:

(i) comprises a non-A2M protein with a molecular weight of less than 500 kDa, wherein the non-A2M protein with a molecular weight of less than 500 kDa is present in the liquid composition at a concentration of at most 90% of the concentration of the non-A2M protein with a molecular weight less than 500 kDa in the blood sample from the subject, and wherein the non-A2M protein with a molecular weight of less than 500 kDa is fibrinogen;

(ii) is substantially non-immunogenic; and

(iii) is substantially free of white blood cells.

17. A method of treating a disease or condition in a subject in need thereof, wherein the disease or condition: (A) is associated with inflammation in a joint, spinal disc, bone, tendon, or ligament; (B) is associated with degeneration in a joint, spinal disc, bone, tendon, or ligament; (C) is associated with an injury of a joint, spinal disc, bone, tendon, or ligament; or (D) is associated with wound healing, the method comprising administering to the subject at an anatomic site in need of treatment a liquid composition comprising:

(a) an alpha-2-macroglobulin polypeptide (A2M) from a blood sample from the subject, wherein the A2M is present at a concentration at least 3.5 times higher than the concentration of the A2M in the blood sample from the subject; and

(b) platelet-rich plasma from the blood sample from the subject;

		3/2/2018	6/22/2021	2/21/2033	US

wherein the liquid composition:

(i) comprises a non-A2M protein with a molecular weight of less than 500 kDa, wherein the non-A2M protein with a molecular weight of less than 500 kDa is present in the liquid composition at a concentration of at most 90% of the concentration of the non-A2M protein with a molecular weight less than 500 kDa in the blood sample from the subject;

(ii) comprises a non-A2M protein with a molecular weight of less than 100 kDa, wherein the non-A2M protein with a molecular weight of less than 100 kDa is present in the liquid composition at a concentration at most 90% of the concentration of the non-A2M protein with a molecular weight less than 100 kDa in the blood sample from the subject, and wherein the non-A2M protein with a molecular weight of less than 100 kDa is ATP Binding Cassette Subfamily F Member 1 (ABCF1);

(iii) is substantially non-immunogenic; and

(iv) is substantially free of white blood cells.

Systems, Compositions, and Methods for Transplantation	10,940,189

1. A composition comprising a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein:

(a) the non-natural bait region comprises:

(i) a sequence with 100% sequence identity to at least 24 contiguous amino acid residues of SEQ ID NO: 47; and

(ii) two or more protease recognition sequences;

(b) the non-natural bait region replaces the bait region of a wild-type A2M polypeptide with a sequence according to SEQ ID NO: 3; and the non-natural bait region has at least 70% identity to the entirety of SEQ ID NO: 47.

		3/2/2018	3/9/2021	2/21/2033	US
Systems, Compositions, and Methods for Transplantation	2827882

1. A liquid composition comprising:

(a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of A2M present in the biological sample, and

(b) plasma from the biological sample from the mammal;

wherein the liquid composition does not elicit an immune response in the mammal.

		2/21/2013	4/8/2020	2/21/2033	EP

Systems, Compositions, and Methods for Transplantation	2827882

1. A liquid composition comprising:

(a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of A2M present in the biological sample; and

(b) plasma from the biological sample from the mammal;

wherein the liquid composition does not elicit an immune response in the mammal.

		2/21/2013	4/8/2020	2/21/2033	DE
Systems, Compositions, and Methods for Transplantation	2827882

1. A liquid composition comprising:

(a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of A2M present in the biological sample; and

(b) plasma from the biological sample from the mammal;

wherein the liquid composition does not elicit an immune response in the mammal.

		2/21/2013	4/8/2020	2/21/2033	FR

Systems, Compositions, and Methods for Transplantation	2827882

1. A liquid composition comprising:

(a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of A2M present in the biological sample; and

(b) plasma from the biological sample from the mammal;

wherein the liquid composition does not elicit an immune response in the mammal.

		2/21/2013	4/8/2020	2/21/2033	GB
Systems, Compositions, and Methods for Transplantation	2865170

1. A liquid composition comprising:

(a) an alpha-2-macroglobulin polypeptide (A2M) isolated from a plasma or bone marrow aspirate (BMA) sample from a mammal, wherein a concentration of the A2M present in the liquid composition is at least 5 times higher than the concentration of the A2M present in the plasma or BMA sample from the mammal from which the A2M was isolated; and

(b) plasma from the plasma sample from the mammal from which the A2M was isolated or BMA from the BMA sample from the mammal from which the A2M was isolated;

wherein the liquid composition does not elicit an immune response in the mammal.

		2/21/2013	12/22/2020	2/21/ 2033	CA

Systems, Compositions, and Methods for Transplantation	2013222414

1. A substantially non-immunogenic liquid composition comprising:

(a) alpha-2-macroglobulin (A2M) isolated from a biological sample from a mammal, wherein the A2M is present at a concentration of at least 1.1 times higher than the concentration of A2M present in the biological sample from the mammal; and

(b) plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample.

10. A method for enrichment of A2M from a biological sample obtained from a mammal comprising:

(a) flowing the sample through one or more filters, thereby separating the biological sample into a filtrate and a retentate; and

(b) collecting the retentate, wherein the retentate is enriched for A2M, wherein a concentration in said retentate of a non-A2M protein with a molecular weight of less than about 500 kDa is less than 90% of a concentration of the non-A2M protein in the biological sample, wherein the retentate further comprises plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample and wherein the retentate is substantially non-immunogenic.

		2/21/2023	3/31/2018	2/21/2033	AU
Alpha-2-macroglobulin compositions and therapeutic uses	GB2501611B

1. A liquid composition comprising:

(a) alpha-2-macroglobulin (A2M) isolated from a biological sample from an individual mammal, wherein the A2M is present at a concentration of at least 1.1 times higher than the concentration of A2M present in the biological sample from the individual mammal, and wherein the liquid composition is non-immunogenic to the individual mammal; and

(b) plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample from the individual mammal.

		2/21/2013	3/14/2015	2/21/2033	UK

Systems, compositions and methods for transplantation	GB2503131B

1. A composition comprising an isolated recombinant A2M polypeptide, wherein the recombinant A2M polypeptide comprises one or more non-natural bait regions, wherein the one or more non-natural bait regions replaces a wild-type A2M bait region and comprises one or more protease recognition sites not present in a wild-type A2M polypeptide, and wherein the recombinant A2M polypeptide is characterized by at least a 10% enhanced inhibition of two or more different proteases selected from serine proteases, threonine proteases, cysteine proteases, aspartate proteases, glutamic acid proteases, and metalloproteases, compared to wild-type A2M.

20. A composition comprising an isolated recombinant A2M polynucleotide, wherein the recombinant A2M polynucleotide encodes for one or more non-natural bait regions, wherein the one or more non-natural bait regions replaces a wild-type A2M bait region and comprises one or more protease recognition sites not present in a wild-type A2M polypeptide, and wherein the encoded recombinant A2M polypeptide is characterized by at least a 10% enhanced inhibition of two or more different proteases selected from serine proteases, threonine proteases, cysteine proteases, aspartate proteases, glutamic acid proteases, and metalloproteases, compared to wild-type A2M.

23. A method for determining the enhanced inhibition of a protease by a recombinant A2M polypeptide comprising:

(a) providing a recombinant A2M polypeptide comprising one or more non-natural bait regions, wherein the one or more non-natural bait regions replaces a wild-type A2M bait region and comprises one or more protease recognition sites not present in a wild-type A2M polypeptide, and wherein the recombinant A2M polypeptide is characterized by at least a 10% enhanced inhibition of two or more different proteases selected from serine proteases, threonine proteases, cysteine proteases, aspartate proteases, glutamic acid proteases, and metalloproteases, compared to wild-type A2M;

(b) contacting the recombinant A2M polypeptide with the protease and a substrate cleaved by the protease;

contacting a wild-type A2M polypeptide with the protease and the substrate cleaved by the protease; and

(d) comparing the amount of cleavage of the substrate from step (b) to the amount of cleavage of the substrate from step (c), thereby determining the enhanced inhibition of the protease by the recombinant A2M polypeptide.

		2/21/2013	11/18/2015	2/21/2033	UK

24. A method for making a recombinant A2M polynucleotide comprising:

(a) providing a vector containing a recombinant A2M polynucleotide comprising a sequence substantially similar to SEQ ID NO 2;

(b) digesting the vector containing a recombinant A2M polynucleotide with restriction endonucleases to form a linear vector without a wild-type A2M bait region; (c) ligating one end of one or more polynucleotides encoding one or more nonnatural bait regions, wherein the one or more non-natural bait regions encode for one or more protease recognition sites not present in a wild-type A2M polypeptide, to one end of the linear vector; and

(d) ligating the other end of the one or more polynucleotides encoding one or more of the non-natural bait regions to the other end of the linear vector, thereby forming a vector containing a recombinant A2M polynucleotide, and wherein a recombinant A2M polypeptide produced from the vector of (d) is characterized by at least a 10% enhanced inhibition of two or more different proteases selected from serine proteases, threonine proteases, cysteine proteases, aspartate proteases, glutamic acid proteases and metalloproteases, compared to wild-type A2M.

Apparatus for enriching a bio-fluid with respect to the concentration of alpha-2-macroglobulin	GB2522561B	1. An apparatus comprising: a flow filtration module comprising an inlet, an outlet, and one or more filters fluidly connected between the inlet and outlet; and a centrifuge, wherein a flow of a supernatant of a biological sample from a mammal obtained by centrifuging the biological sample with the centrifuge passes through the one or more filters to produce a composition comprising an alpha-2-macroglobulin (A2M) polypeptide at a concentration that is at least 1.1 times higher than the concentration of A2M polypeptide present in the biological sample; wherein the composition further comprises plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample; and wherein the one or more filters has a pore size with a molecular weight cut-off of at most 500 kDa.	2/21/2013	9/21/2016	2/21/2033	UK

2. An apparatus comprising: a flow filtration module comprising an inlet, an outlet, and one or more filters fluidly connected between the inlet and outlet; and a pump in fluid connection with the filtration module, wherein the pump is coupled to the filtration module upstream of the inlet or downstream of the outlet, wherein activation of the pump produces a flow of the biological sample from the inlet to the outlet and through the one or more filters to produce a composition comprising an alpha-2-macroglobulin (A2M) polypeptide at a concentration that is at least 1.1 times higher than the concentration of A2M polypeptide present in the biological sample; wherein the composition further comprises plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample; and wherein the one or more filters has a pore size with a molecular weight cut-off of at most 500 kDa.

9. A apparatus comprising: a flow filtration module comprising an inlet, an outlet, and two or more filters; wherein the two or more filters are fluidly connected in series between the inlet and outlet; wherein a flow of a biological sample from a mammal passes through the at least two filters to produce a composition comprising an A2M polypeptide at a concentration that is at least 1.1 times higher than the concentration of A2M present in the biological sample; wherein a first filter of the two or more filters has a pore size of at most 1 micron; and wherein a second filter of the two or more filters has a pore size with a molecular weight cut-off of at most 500 kDa, wherein the composition further comprises plasma, bone marrow aspirate (BMA), or another body fluid from the biological sample.

Systems, compositions, and methods for transplantation and treating conditions	9,352,021

1. A method for the treatment or prophylaxis of a chronic wound in a mammalian subject, comprising topically applying to the chronic wound an effective amount of a composition comprising an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from said mammalian subject wherein the composition does not elicit an immune response by the mammalian subject when topically applied to the chronic wound

15. A method for the treatment or prophylaxis of a chronic wound in a mammalian subject, comprising topically applying to the chronic wound an effective amount of a composition comprising an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from said mammalian subject, wherein the composition comprises:

(a) the A2M at a concentration of at least 1.1 times higher than a concentration of A2M present in the biological sample; and

		8/28/2014	5/31/2016	8/28/2034	US

(b) a body fluid from the biological sample;

wherein the composition does not elicit an immune response by the mammalian subject when topically applied to the chronic wound.

20. A method for the treatment or prophylaxis of a chronic wound in a mammalian subject, comprising topically applying to the chronic wound an effective amount of a composition comprising an alpha-2-macroglobulin polypeptide (A2M) isolated from a biological sample from said mammalian subject, wherein the composition comprises a first and second plurality of non-A2M proteins, wherein the first plurality of non-A2M proteins have a molecular weight of more than 10 kDa and are present at a concentration at least 1.1 times higher than a concentration of those proteins in the biological sample; and the second plurality of non-A2M proteins have a molecular weight less than 500 kDa and are present at an amount of less than 90% of an amount of those proteins in the biological sample;

wherein the composition does not elicit an immune response by the mammalian subject when topically applied to the chronic wound.

Systems, compositions, and methods for transplantation and treating conditions	9,498,514

1. A method for the treatment or prophylaxis of a chronic wound in a mammalian subject, comprising topically applying to the chronic wound an effective amount of a composition comprising a recombinant alpha-2-macroglobulin polypeptide (A2M) comprising a non-natural bait region that replaces a wild-type A2M bait region.

19. A wound dressing comprising an effective amount of a composition for the treatment or prophylaxis of a chronic wound in a mammalian subject, wherein the composition comprises a recombinant alpha-2-macroglobulin polypeptide (A2M) comprising a non-natural bait region that replaces a wild-type A2M bait region.

			3/25/2016	11/22/2016	8/28/2034	US
Therapeutic variant alpha-2-macroglobulin compositions	10,400,028	1. A composition comprising a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein the non-natural bait region comprises a sequence with at least 80% identity to SEQ ID NO: 20.	11/20/2015	9/3/2019	11/20/2035	US
Therapeutic variant alpha-2-macroglobulin compositions	10,889,631

1. A method of treating a mammalian subject with an inflammatory disease or condition, comprising administering to the subject a pharmaceutical composition comprising:

(a) a pharmaceutically effective amount of a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein the non-natural bait region comprises a sequence with at least 80% identity to SEQ ID NO: 20; and

(b) a pharmaceutically acceptable carrier.

			7/7/2019	1/12/2021	11/20/2025	US

Therapeutic variant alpha-2-macroglobulin compositions	11,634,475

1. A pharmaceutical composition comprising:

(a) a therapeutically effective amount of a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein the non-natural bait region comprises a sequence comprising SEQ ID NO: 82:

X1X2X3X4X5X6X7X8

wherein:

X1 is an amino acid selected from the group consisting of glycine (G), proline (P) and glutamic acid (E);

X2 is any natural amino acid;

X3 is any natural amino acid;

X4 is glycine (G) or glutamic acid (E);

X5 is an amino acid selected from the group consisting of glycine (G), valine (V), leucine (L), serine (S), alanine (A), phenylalanine (F) and threonine (T);

X6 is any natural amino acid;

X7 is any natural amino acid; and

X8 is glycine (G); and

(b) a pharmaceutically acceptable carrier;

wherein the non-natural bait region further comprises a sequence comprising EXEΘ4XG (SEQ ID NO: 83), wherein each X is any natural amino acid and Θ4 is an amino acid selected from the group consisting of glycine (G), valine (V), glutamic acid (E), alanine (A), threonine (T), serine (S), glutamine (Q), proline (P), asparagine (N) and aspartic acid (D);

wherein the non-natural bait region comprises a sequence with at least 70% sequence identity to SEQ ID NO: 20; and

wherein the non-natural bait region does not comprise SEQ ID NO: 104, SEQ ID NO: 105, SEQ ID NO: 106, SEQ ID NO: 109, SEQ ID NO: 111, SEQ ID NO: 112, SEQ ID NO: 114, SEQ ID NO: 120, SEQ ID NO: 121, SEQ ID NO: 122 or SEQ ID NO: 123.

		12/3/2020	4/25/2023	12/22/2035	US

16. A method of formulating a pharmaceutical composition comprising:

(a) a therapeutically effective amount of a recombinant alpha-2-macroglobulin (A2M) polypeptide and a pharmaceutically acceptable carrier, wherein the recombinant A2M polypeptide comprises a non-natural bait region, wherein the non-natural bait region comprises a sequence comprising SEQ ID NO: 82:

X1X2X3X4X5X6X7X8

wherein:

X1 is an amino acid selected from the group consisting of glycine (G), proline (P) and glutamic acid (E);

X2 is any natural amino acid;

X3 is any natural amino acid;

X4 is glycine (G) or glutamic acid (E);

X5 is an amino acid selected from the group consisting of glycine (G), valine (V), leucine (L), serine (S), alanine (A), phenylalanine (F) and threonine (T);

X6 is any natural amino acid;

X7 is any natural amino acid; and

X8 is glycine (G); and

(b) a pharmaceutically acceptable carrier;

wherein the non-natural bait region further comprises a sequence comprising EXEΘ4XG (SEQ ID NO: 83), wherein each X is any natural amino acid and Θ4 is an amino acid selected from the group consisting of glycine (G), valine (V), glutamic acid (E), alanine (A), threonine (T), serine (S), glutamine (Q), proline (P), asparagine (N) and aspartic acid (D);

wherein the non-natural bait region comprises a sequence with at least 70% sequence identity to SEQ ID NO: 20; and

wherein the non-natural bait region does not comprise SEQ ID NO: 104, SEQ ID NO: 105, SEQ ID NO: 106, SEQ ID NO: 109, SEQ ID NO: 111, SEQ ID NO: 112, SEQ ID NO: 114, SEQ ID NO: 120, SEQ ID NO: 121, SEQ ID NO: 122 or SEQ ID NO: 123.

Therapeutic variant alpha-2-macroglobulin compositions	3221341

1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein:

(i) the non-natural bait region comprises a sequence with at least 92% identity to a sequence selected from the group consisting of SEQ ID NOs 6-30;

(ii) the recombinant variant A2M polypeptide comprises at least 80% sequence identity to SEQ ID NO 3;

(iii) the recombinant variant A2M polypeptide comprises at least 500 amino acids;

(iv) the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein; and

(v) the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.

		11/20/2015	7/29/2020	11/20/2035	EP
Therapeutic variant alpha-2-macroglobulin compositions	3221341

1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein:

(i) the non-natural bait region comprises a sequence with at least 92% identity to a sequence selected from the group consisting of SEQ ID NOs 6-30;

(ii) the recombinant variant A2M polypeptide comprises at least 80% sequence identity to SEQ ID NO 3;

(iii) the recombinant variant A2M polypeptide comprises at least 500 amino acids;

(iv) the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein; and

(v) the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.

		11/20/2015	7/29/2020	11/20/2035	DE

Therapeutic variant alpha-2-macroglobulin compositions	3221341

1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein:

(i) the non-natural bait region comprises a sequence with at least 92% identity to a sequence selected from the group consisting of SEQ ID NOs 6-30;

(ii) the recombinant variant A2M polypeptide comprises at least 80% sequence identity to SEQ ID NO 3;

(iii) the recombinant variant A2M polypeptide comprises at least 500 amino acids;

(iv) the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein; and

(v) the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.

		11/20/2015	7/29/2020	11/20/2035	FR
Therapeutic variant alpha-2-macroglobulin compositions	3221341

1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein:

(i) the non-natural bait region comprises a sequence with at least 92% identity to a sequence selected from the group consisting of SEQ ID NOs 6-30;

(ii) the recombinant variant A2M polypeptide comprises at least 80% sequence identity to SEQ ID NO 3;

(iii) the recombinant variant A2M polypeptide comprises at least 500 amino acids;

(iv) the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein; and

(v) the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.

		11/20/2015	7/29/2020	11/20/2035	GB

Therapeutic variant alpha-2-macroglobulin compositions	2015349782	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein the non-natural bait region comprises a sequence with at least 92% overall identity to a sequence selected from the group consisting of SEQ ID NOs: 6-30.	11/20/2015	11/26/2020	11/20/2025	AU

Therapeutic variant alpha 2-macroglobulin composition	6861152	1. A composition comprising a recombinant variant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region comprising a plurality of protease recognition sequences, wherein the non-natural bait region comprises a sequence selected from the group consisting of SEQ ID NOs 6-30, wherein the recombinant variant A2M polypeptide comprises at least 90% sequence identity to SEQ ID NO 3, wherein the recombinant variant A2M polypeptide is characterized by an enhanced inhibition of a protease selected from the group consisting of a serine protease, a threonine protease, a cysteine protease, an aspartate protease, a metalloprotease, a glutamic acid protease, and combinations thereof, compared to an inhibition of the protease by a wild-type A2M protein, and wherein the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143.	11/20/2015	3/31/2021	11/20/2035	JP
Therapeutic variant alpha2-macroglobulin compositions	7166022

1. A pharmaceutical composition for use in a method of treating a mammalian subject with an inflammatory disease or condition, wherein the method comprises administering the pharmaceutical composition to the subject, and wherein the pharmaceutical composition comprises:

(a) a recombinant alpha-2-macroglobulin (A2M) polypeptide comprising a non-natural bait region, wherein the non-natural bait region comprises a sequence with at least 90% identity to SEQ ID NO: 20, wherein the non-natural bait region comprises each of the sequences of SEQ ID NOs: 34, 36, and 80, wherein the recombinant A2M polypeptide comprises at least 90% sequence identity to SEQ ID NO 3, and wherein the non-natural bait region has a sequence that does not comprise a sequence selected from the group consisting of SEQ ID NOs 84-143; and

(b) a pharmaceutically acceptable carrier.

			2/26/2021	10/27/2022	11/20/2035	JP

Systems, Compositions, and Methods for Transplantation	17/211,261	Pending	3/24/2021	3/23/2041*	US
Systems, Compositions, and Methods for Transplantation	3,095,010	Pending	2/21/2013	2/20/2033*	CA
Therapeutic Variant Alpha-2-Macroglobulin Compositions	18/178,917	Pending	3/6/2023	3/5/2043*	US
Therapeutic Variant Alpha-2-Macroglobulin Compositions	2,967,973	Pending	11/20/2015	11/19/2035*	CA

*Excluding any potential Patent Term Adjustment (“PTA”) or Patent Term Extension (“PTE”).

Research

We currently have a staff of 1 full time employee and 7 technical consultants, including 2 PhD’s, 5 MD’s, and 2 MBA’s. These advisors serve as scientific, financial and regulatory consultants.

In 2013, our research team developed a series of recombinant variants of A2M which has the potential to be a treatment for osteoarthritis, back and joint pain. In vitro and in vivo testing on small animal models of trauma-induced arthritis have demonstrated a high degree of safety and efficacy of our recombinant A2M product. Since 2015,we have outsourced drug development to Goodwin Biotechnology, a contract services provider with expertise in cell line development, scale up, and GMP manufacturing. See Exhibit 6.8 to the Offering Statement of which this Offering Circular is a part.

We contracted with Goodwin Laboratory (Plantation, Florida) for GLP/GMP production of our A2M variants and pre-clinical trials. We believe we currently have produced enough GMP-grade drug product to complete our Phase 1 clinical trial.

In 2023, we contracted with Southern Star Research (“Southern Star Research”), an Australian CRO, to coordinate our first-in-human Phase 1 clinical trial. We have contracted three independent clinical study sites along the eastern coast of Australia. We have begun our Phase 1 clinical trial and dosed all patients in the 22 participant study. As of September 3, 2025, no adverse events have been reported and CYT-108 appears to be well-tolerated. We expect the Phase 1 Clinical Study Report to be finalized in Q4 2025, at which point we will analyze the efficacy data to determine if CYT-108 has a positive effect on patient perceived pain, changes in mobility, and cartilage degradation.

Competition

The spine and orthopedic markets are known for their intense competition; however, in the field of orthopedic diagnostics and biologic therapeutics there are very few competitors. Our primary competition will be companies that provide the existing standard of care including steroids, NSAIDs, visco supplementation, and closed irrigation treatments. We believe that by proving a clinical and economic advantage over existing treatments, we will be able to compete effectively. We will, however, be competing for market share against other drug and device companies that may possess greater resources and experience than us.

Given the large market potential for therapies, it is likely that other pharmaceutical companies and orthopedic companies have internal development programs for therapeutic products that will compete with our products.

Pricing Strategy

Our pricing strategy is to position our products as premium priced products, however, to be less expensive than the current treatment algorithms for spine and joint pain. We will work closely with patients, insurance carriers and workman’s compensation providers to determine a fair price for our assay and therapeutic products.

Organizational Structure

The Company has one subsidiary, Cytonics Australia Pty Ltd. Cytonics Australia Pty Ltd. is a fully owned subsidiary established specifically to manage the expenses associated with clinical trials. This strategic structuring facilitates the Company's eligibility to claim up to a 43.5% Research and Development Tax Incentive (“RDTI”) offered by the Australian government. The constitution of Cytonics Australia Pty Ltd. outlines the governance framework that directs Company management, ensuring compliance with the provisions of the Corporations Act.

The Australian Taxation Office may reject or materially alter the RDTI annual claim amount. Accordingly, the Company does not recognize the benefit of the claim amount until cash receipt since collectability is not certain until such time. The tax concession is a refundable credit. If the Company has net income, then the Company can receive the credit which reduces its income tax liability. If the Company has net losses, then the Company may still receive a cash payment for the credit, however, the Company’s net operating loss carryforwards are reduced by the gross equivalent loss that would produce the credit amount when the income tax rate is applied to that gross amount. The concession is recognized as a tax benefit, in operations, upon receipt. Under the RDTI Program, up to 43.5% of R&D expenditures may be reimbursed in the form of cash. In order to qualify for the maximum reimbursement, the Company plans to remain in compliance with applicable Australian tax laws and has contracted with an Australian tax and accounting specialist, Prime Financial, who manages the accounting and tax filings for our Australian subsidiary.

Employees

We currently have a staff of 1 full time employee, no part time employees and 7 technical consultants, including 2 PhD’s, 3 MDs, and 2 MBA’s. These advisors serve as scientific, financial and regulatory consultants.

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business.

On January 8, 2018, we received a letter from the trustee for IRC Clinics, Inc. (“IRC”) in their ongoing bankruptcy case advising us that their filing had been converted from Chapter 11 to Chapter 7 on January 9, 2017 and that the trustee’s duty is to liquidate IRC and collect all monies contractually due to it, which it said also includes funds owed by the Company to IRC pursuant to a Master Services Agreement dated February 15, 2015. The Company had a discussion with the attorney for the trustee for IRC, and he advised that they were not aware of this dispute and the Company has not had any communications with the attorney for the trustee for IRC since June 21, 2018. There was no specific dollar amount demanded.

The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Transfer Agent

We have engaged DealMaker Engage LLC as our transfer agent.

Bankruptcy, Receivership, Etc.

Not applicable.

Reclassification, Merger, Consolidation, Etc.

Not applicable.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Components of Results of Operations”, “Results of Operations”, consolidated financial statements and related notes included elsewhere in this Annual Report. Our actual results may differ materially from those anticipated in these forward-looking statements. For further information regarding forward-looking statements, see “Statement Regarding Forward Looking Information.” Unless otherwise indicated, the latest results discussed below are as of December 31, 2025.

Business and Overview

The Company is a research and development company, developing therapies and diagnostics for back and joint pain that it then licenses to unrelated third parties.

Results of Operations

Circumstances which led to the performance of financial statements:

During the year ended December 31, 2025, the Company sustained a net loss of $8,585,155 and had net cash used in operating activities of $3,663,620. As of December 31, 2025, the Company had an accumulated deficit of $37,811,117. These conditions raise substantial doubt about the Company's ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

The majority of our operating expenses are related to the research and development of the Company's experimental drug candidate, CYT-108, as a treatment for osteoarthritis.

The Company recognizes revenues from licensing and royalty fees received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company's functional intellectual property. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. During the year ended December 31, 2025, the Company received proceeds of $3,208,240, net of direct offering costs, from the sale of common shares and options and $160,000 from the exercise of stock options.

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenues

Revenues for the year ended December 31, 2025 and 2024 were $260,000 and $306,669, respectively, a decrease of $46,669, or 15.2%. Revenues decreased due to a contractual amendment reducing by $6,667 per month the monthly royalty from our largest customer commencing August 2024.

Research and Development Expense

Research and development expense for the year ended December 31, 2025 and 2024 was $2,772,900 and $2,659,416, respectively, an increase of $113,484 or 4.3%. The reason for the increase in these expenses was primarily due to an increase in the Phase 2 clinical trial.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses for the year ended December 31, 2025 and 2024 were $5,163,441 and $1,393,091, respectively, an increase of $3,770,350 or 271%. The reason for the increase in these expenses was primarily due to a $3,463,568 increase in stock-based compensation, a $164,575 increase in marketing and trade shows, a $98,335 increase in regulatory fees, and a $55,069 increase in dues and subscriptions, partially offset by a $78,049 decrease in bad debt expense.

Professional Fees

Professional fees for the year ended December 31, 2025 and 2024 were $957,701 and $506,987, respectively, an increase of $450,714 or 88.9%. These expenses included legal, accounting and auditing expenses.  The increase was primarily attributable to a $426,368 increase in consulting fees.

Interest Expense

Interest expense for the year ended December 31, 2025 and 2024 was $0 and $196,822, respectively, a decrease of $196,822 or 100%. The decrease in interest expense resulted from the elimination of all notes payable in 2024 (through a combination of cash payments and conversions to common shares).

Net Loss

Net loss for the year ended December 31, 2025 and 2024 was $8,585,155 and $4,526,921, respectively, an increase in the net loss of $4,058,234 or 89.6%. The primary reasons for the increase in loss were the increase in selling, general and administrative expenses and professional fees, as discussed above.

Liquidity and Capital Resources

We have primarily financed our operations through the sale of unregistered equity, promissory notes and warrants.  As of December 31, 2025, our Company had cash on hand totaling $2,147,326 and current liabilities of $466,461.

Our capital requirements going forward will consist of financing our operations until we are able to reach a level of revenues and gross margins adequate to equal or exceed our ongoing operating expenses. Although we believe that we have access to capital resources, there are no commitments in place for new financing and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for working capital in order to: (a) fund operations; and (b) to continue research and development. To that end, we may be required to raise additional funds through equity or debt financing. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to: (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to pay liabilities; or (d) seek protection from creditors.

In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our shareholders or that result in our shareholders losing all of their investment in our Company.

Off-Balance Sheet Arrangements

As of December 31, 2025 and 2024, we had no off-balance sheet arrangements. We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trends

For the year ended December 31, 2025, compared with the same period in 2024, the Company’s most significant developments were financial and clinical in nature. The Company successfully completed its Phase 1 clinical trial of CYT-108 in April 2025, providing important safety and tolerability data that has de-risked the development program and supports progression into a planned Phase 1b/2a study. In parallel, the Company conducted a Regulation A+ financing in 2025 for the sale of common shares and stock options that resulted in greater investment proceeds and a stronger cash position to fund operations.  The majority of proceeds are allocated to working capital and to fund IND-enabling research and development, with a portion ear-marked for future equity crowdfunding campaigns. The Company intends to raise additional capital under Reg CF and Reg A+ to fund the next set of FDA human clinical studies.

Because the Company remains in clinical development, it does not generate revenues from product sales, and traditional production, sales, and inventory metrics are not applicable. Instead, management evaluates progress through research and development milestones, regulatory interactions, and access to capital.

Research and development expenses continue to increase period over period, reflecting continued clinical operations, regulatory consulting, and manufacturing activities related to CYT-108. General and administrative expenses remained relatively stable, although investor relations and marketing costs increased in connection with its Regulation A and Regulation CF offerings. The Company expects increased offering marketing expenses in the near future as it looks forward to an anticipated Regulation A offering later in 2026.

Looking forward, management expects research and development costs to rise further as the Company advances CYT-108 into the next stage of clinical testing. The Company anticipates additional financing will be required to support the Phase 1b/2a study and subsequent development activities. Key uncertainties that may materially affect future operating results include the timing and outcome of FDA regulatory review, the Company’s ability to raise additional capital on favorable terms, and broader conditions in the biotechnology and capital markets.

Item 3. DIRECTORS AND OFFICERS

Our Board of Directors is elected by our shareholders. The Board of Directors appoints our executive officers. Our directors and executive officers as of the date of this Annual Report are as follows:

Name	Position	Age	Term of Office	Expected Hours
Anjun (Joey) Bose	Chief Executive Officer, President, Director	34	03/18 – Present(1)	Full time

Gaetano J. Scuderi, MD	Chief Medical Officer, Chairman	67	07/06 - Present	5 hours per week

Gordon V. Ramseier	Director	78	01/08 - Present	N/A

Tracy Goeken, MD	Director	49	11/19– Present	N/A

(1)	Mr. Bose was elected to the Board in November 2020.

Anjun K. (Joey) Bose – CEO, President, and Director

Mr. Bose is the President of the Company and has served in such capacity starting in May of 2018. Mr. Bose has over 10 years experience in biotechnology research development and investment banking. His principal activities include coordinating capital raising efforts, initiating clinical trials for two lead drug candidates, filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the Company. From August 2017 to May 2018, Mr. Bose served as the VP of Investment Banking from Affinia Capital, LLC. From August 2015 to August 2017, Mr. Bose served as an Associate of Investment Banking at CG Capital Markets, LLC. From August 2012 to August 2015, Mr. Bose was a graduate student engaged in academic research at Johns Hopkins University. Mr. Bose began his R&D career at the University of Virginia where he developed a novel assay to measure phosphatase activity in the context of cancer biology. He continued his graduate studies in protein engineering at Johns Hopkins University, where he elucidated cell signaling pathways dysregulated in blood cancers. He went on to pursue a career in biotechnology investment banking at a number of boutique banks in Palm Beach County, Florida. He holds a B.S. in Biomedical Engineering from the University of Virginia and a M.S. in Biomedical Engineering from Johns Hopkins University.

Gaetano J. Scuderi, MD – Chief Medical Officer and Chairman of the Board of Directors

Dr. Scuderi is the Founder and Chairman of the Board of Cytonics Corporation and has served as a director of Cytonics Corporation since July 2006. Dr. Scuderi previously served as the CEO of the Company from 2015 to 2018. Dr. Scuderi is a fellowship-trained spine surgeon and has practiced medicine since 1993 to the present. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL which he has been engaged in since 2013. He was previously Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University from 2009 to 2012. Dr. Scuderi has published over 50 scientific articles and is a member of American Academy of Orthopedic Surgeons (AAOS). His paper entitled, “Improving Response to Treatment for Patients with DDD by the use of Molecular Markers” was awarded Best Paper at 2015’s annual meeting of the International Spine Intervention Society (ISIS). He graduated medical school from State University of New York at Buffalo, N.Y. in 1987 and completed his Residency and Internship at University of Miami School of Medicine, Jackson Memorial Medical Center. He then went on to a fellowship in spine surgery at UCSD.

Gordon V. Ramseier – Director

Mr. Ramseier has served as a director of the Board of Directors of Cytonics Corporation, since January 2018. Since February 2018 to the present, he co-founded and currently serves as the President of BCI LifeSciences LLC, an advisory firm, comprised of distinguished senior level executives from the life sciences industry. From January 1995 to September of 2019, he founded and served as the Executive Director of the Sage Group, Inc. Earlier in his career, he served as Director of Marketing and Gynecological Products at G.D. Searle and Product Manager of Pfizer Laboratories. Mr. Ramseier has served as a non-executive chairman of Metacrine Sciences Inc. from 1997 to 1999. He serves as Director of Business Development and Member of Advisory Board at Vessel Metrics, LLC. He was a Partner at Booz, Allen and Hamilton Management Consultants from 1979 to 1986. From 1992 to 1995, Mr. Ramseier was President and Chief Executive Officer of OncoTherapeutics, an early stage, private biopharmaceutical company focusing on innovative, immunotherapeutic approaches to cancer, located in Cranbury, NJ. From 1986 to 1990, he was President and CEO of Immunetech Pharmaceuticals, Inc., of San Diego. From 1986 to 1990, he served as President and Chief Executive Officer at Dura. He has operated a private consulting company since 1994 and also performed consulting work from 1990 to 1992. He served as a Partner in the Healthcare Industries Practice providing strategic planning services to such diverse clients as Johnson & Johnson, Bayer, The National Wholesale Druggists Association and Blue Cross. His work with the National Wholesale Druggists Association produced a landmark study of the U.S. drug wholesaling industry. Prior to entering the emerging company arena, Mr. Ramseier was 9 years with Booz, Allen and Hamilton, a recognized international management consulting firm. He served as Founding Vice Chairman of the BCNJ. He has been Executive Director of The Sage Group, Inc. since 1995. He serves as a Member of the Board of Directors/Trustee of Biotechnology Council of New Jersey. He served as a Director of Dura Pharmaceuticals Inc. since 1986. He served as a Director of BioNJ Inc. He served on the boards of seven emerging LifeScience companies. Mr. Ramseier received M.B.A. (With Distinction) from the Amos Tuck School of Business Administration, Dartmouth College and B.S. in Chemistry from Washington & Lee University.

Tracy Goeken, MD – Director

Cytonics welcomed Tracy Goeken, MD to the Company’s Board of Directors in 2019. As a member of the Board, Dr. Goeken will help drive the Company’s direction and manage clinical trials. Dr. Goeken brings over 15 years of expertise in the biopharmaceutical industry and currently serves as the Chief Medical Officer for Linical Americas, a contract research organization that provides the full spectrum of drug development services. Prior to Linical, Dr. Goeken held positions at The Methodist Hospital Research Institute in Houston, Texas, Pharm-Olam International, Nuron Biotech, and Somahlution. During his tenure as Vice President of Clinical and Medical Affairs at Nuron Biotech Inc., the company secured $80mm in financing for the commercialization and expansion of its vaccine Meningitec. Dr. Goeken received his Doctor of Medicine (MD) from St. Christopher’s College of Medicine, Luton, England Doctor of Medicine and Bachelor of Science (B.Sc.) in Biology-Chemistry from Southern Nazarene University, Bethany, Oklahoma Bachelor of Science.

Ketan Desai, MD PhD – Medical Advisor

Ketan Desai currently serves as the Chief Medical Officer, Levolta Pharmaceuticals. Desai has filed 15 INDs and 5 NDAs/BLAs, showcasing his expertise in advancing drugs through various stages of development, particularly in fields such as rheumatology, oncology, and immunology. As the founder, co-founder, and leader of multiple biotech companies, Dr. Desai has significantly impacted the pharmaceutical industry. He holds five patents, with products developed under his leadership successfully entering the market, such as enhanced bioavailability formulations for curcumin.

With decades of experience spanning global pharmaceutical giants and niche biotech ventures, Dr. Desai has excelled in clinical, regulatory strategy, and preclinical development. His work includes overseeing trials from Phase I to IV, contributing to his reputation as a seasoned CMO and entrepreneur.

Iain Lachlan (Lachy) McLean, MD, PhD – Medical Advisor

Iain Lachlan (Lachy) McLean currently serves as the Chief Medical Officer of Genascence Corporation. Lachy McLean has over 20 years of experience as a physician-scientist and biopharma executive. His career includes pivotal roles in global organizations, where he led early and late-stage drug development programs, regulatory filings, and precision medicine strategies, culminating in FDA approval for sparsentan (FILSPARI™) for IgA Nephropathy. Dr. McLean has an expansive therapeutic focus on immunology, inflammation, and rare diseases. His work spans small molecules, protein therapeutics, gene therapy, and digital health. He has pioneered initiatives involving wearable devices and biomarker-driven clinical trial designs to enhance patient stratification and therapeutic outcomes. Beyond leadership roles, Dr. McLean has authored numerous publications in rheumatology and immunology and mentored students and fellows in academia. He continues to influence biopharma through consulting, strategic partnerships, and industry-academic collaborations.

Mark Schweitzer, MD – Medical Advisor

Currently Mark Schweitzer serves as the Vice President for Health Affairs at Wayne State University. Dr. Mark Schweitzer has over 20 years of corporate governance experience, including serving as Dean of the largest medical school in the U.S. and Vice President for Health Affairs at Wayne State University. He has overseen budgets exceeding $2 billion and led organizational restructurings that resulted in significant financial efficiencies and increased revenues. With eight international patents and roles on advisory boards for medical device and biotech startups, Dr. Schweitzer has advised on pivotal clinical trial designs, FDA submissions, and the commercialization of disruptive technologies. His work spans orthopedic devices, AI in healthcare, and magnetic resonance imaging. Dr. Schweitzer serves as Editor-in-Chief and Associate Editor for leading medical journals and has contributed to international standards for AI in science. His contributions extend to overseeing diversity and equity initiatives and advancing the development of international healthcare systems and scientific ethics.

Geoffry Abrams, MD – Medical Advisor

Geoffrey D. Abrams currently serves as the Associate Professor of Orthopaedic Surgery at Stanford University. Dr. Abrams is an Associate Professor in the Department of Orthopedic Surgery at Stanford University, specializing in Sports Medicine and arthroscopic procedures for the shoulder, knee, and elbow. His practice includes tendon and ligament reconstruction, upper extremity joint replacement, and treatment of complex orthopedic conditions. He is Board Certified in Orthopedic Surgery with a subspecialty certificate in Sports Medicine. Dr. Abrams is actively involved in cutting-edge research on tendon disease, particularly the role of microRNA and tendon-derived stem cells in disease pathogenesis. With over 120 peer-reviewed scientific articles and 30 book chapters to his name, he has made significant contributions to orthopedic literature. He is a sought-after speaker at national and international meetings and serves as a mentor within the academic community. As Director of Sports Medicine for Stanford Varsity Athletics, Dr. Abrams plays a pivotal role in athlete care and performance. He serves as Head Team Physician for Stanford varsity sports and Assistant Team Physician for the NFL’s San Francisco 49ers. He has also previously held a similar role with the NBA’s Golden State Warriors, further showcasing his expertise in sports medicine at the highest levels of competition

Mukesh Ahuja, MD – Medical Advisor

Mukesh Ahuja, MD currently serves as the Global Clinical Head of Osteoarthritis, Paradigm Biopharmaceuticals. Dr. Mukesh Ahuja serves as the Global Clinical Head of Osteoarthritis at Paradigm Biopharmaceuticals, where he directs the clinical and medical strategy for novel treatments of inflammatory conditions. He has successfully led multiple large-scale clinical trials, advancing innovations in orthopedic medicine. With over 20 years of experience, Dr. Ahuja has overseen research programs involving hundreds of subjects, with budgets ranging from $1.5M to $2.5M annually. His leadership in multi-center trials for joint reconstruction and spine devices has contributed to improved patient outcomes and operational efficiency. Dr. Ahuja has spearheaded regenerative solutions at Rush University Medical Center, significantly improving the financial performance of research programs. His work has bridged clinical trial goals with market messaging while ensuring regulatory compliance and fostering advancements in orthopedic surgical techniques.

Committees

We have not established any Board committees.

Family Relationships

There are no familial relationships between any of our officers and directors.

Director or Officer Involvement in Certain Legal Proceedings

Our current directors and executive officers have not at any time in the past five (5) years been convicted in a criminal proceeding (excluding traffic violations and other minor offenses) and no petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such officers or directors, or any partnership in which they were a general partner at or within two years before the time of such filing, or any corporation or business association of which he or she was an executive officer at or within two years before the time of such filing.

Code of Ethics

We have not adopted a Code of Ethics.

Compensation Of Directors And Executive Officers

For the fiscal year ended December 31, 2025, we compensated our four highest-paid directors and executive officers as follows:

Name and Position	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Anjun (Joey) Bose, CEO, President, Director	Employee	$383,222.32	$45,999.98	$429,222.30
Lewis Hanna, PhD, Chief Scientific Officer	Independent Contractor
Tracy Goeken, MD	Director	-	-	-	(3)
Gordon Ramseier	Director	-	-	-	(3)

(1)	In May 2025, Mr. Bose’s salary was increased to an annual salary of $260,000 with up to a $220,000 performance bonus tied to the completion of certain objectives. As part of his compensation package, he received 400,000 common stock options at an exercise price of $3.00 per share with a 10 year term.

(2)	Lewis Hanna, PhD earned a consulting fee of $41,950 in 2025 in consideration for his services as a consultant to the Company, pursuant to the Separation Agreement which took precedent to the Employment Agreement between Mr. Hanna and the Company. See Exhibit 6.4 to the Offering Statement of which this Offering Circular is a part.

(3)	For the fiscal year ended December 31, 2025, we paid our independent directors for their services as directors. Tracy Goeken, MD, and Gordon Ramseier each received 50,000 common stock options with an exercise price of $3.00 per share and 10 year expiration from the grant date of January 1, 2025.

Other than cash and stock-based compensation set out above, no other compensation was provided to the executive officers or directors in their capacities as officers and directors of the Company.

Employment Agreements

In May 2025, the Company entered into a letter of agreement with Joey Bose to retain his services as President & CEO of the Company with an annual base salary of $260,000 with the option for $220,000 in milestone bonuses, and 400,000 common stock options at an exercise price of $3.00 per share, vested immediately. This agreement replaced a previous agreement with Mr. Bose when he was initially engaged as President of the Company.

Stock Options

In April 2007, the Company’s shareholders adopted the 2007 Stock Incentive Plan (the “2007 Plan”), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Stock options granted under the 2007 Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 Plan may be granted only during the ten years immediately following the effective date of the plan.

During 2018, the Company’s Board adopted the 2018 Stock Incentive Plan (the “2018 Plan”), as amended on May 25, 2021, effectively replacing the 2007 Plan, to provide for the issuance of up to 10,000,000 shares of stock through the grant of stock options, restricted stock, or restricted stock units.

In January 2024, the Company granted options to two board directors to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.150 per stock option, which vest 12,500 per quarter and are exercisable over five years. In January 2024, the Company granted options to an advisor to purchase an aggregate of 50,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.681 per stock option, which vest 4,167 per quarter and are exercisable over five years.

In June 2024, the Company canceled all outstanding and vested options (883,800 options exercisable at $2.00 per share, expiring at various dates from October 2025 through June 2028, having an aggregate fair value of $203,558 at the date of cancelation) of its Chief Executive Officer in exchange for newly granted options to purchase an aggregate of 1,760,615 shares of Common Stock at an exercise price of $1.50 per share, having a grant date fair value of $0.752 per stock option, which vested immediately and are exercisable over ten years. The issuance of the new options to the Chief Executive Officer are deemed a repricing of the canceled options and, accordingly, the associated expense recognized is the excess, if any, of the fair value of the newly issued options over the fair value of the options that were canceled.

In October 2024, the Company granted options to five medical advisory board members to purchase an aggregate of 1,207,510 shares of Common Stock at an exercise price of $1.21 per share, having a grant date fair value of $0.686 per stock option, or $828,010, which vest 75,469 per quarter and are exercisable over five years.

As part of the 2025 Offering, investors were given options to purchase an aggregate of 515,000 shares of Common Stock at an exercise price of $3.00 per share that were fully vested on issuance and are exercisable over five years (see Note 7 – “Common Stock”).

In June 2025, the Company granted options to directors to purchase an aggregate of 220,000 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.74 per stock option that vested immediately, all of which are exercisable over ten years.

In June 2025, the Company granted options to a consultant to purchase an aggregate of 730,000 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.74 per stock option that vested immediately, which are exercisable over ten years.

In December 2025, the Company granted options to directors and officers to purchase an aggregate of 890,453 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.73 per stock option, of which 600,000 vested immediately and 290,453 vest quarterly over two years, all of which are exercisable over ten years.

In December 2025, the Company granted options to consultants to purchase an aggregate of 75,781 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.73 per stock option that vested immediately, which are exercisable over ten years.

On December 31, 2024, the Company had options outstanding to purchase 7,762,401 shares of Common Stock under the 2007 and 2018 Plans, at exercise prices ranging from $0.05 to $2.30 per share.

On December 31, 2025, the Company had options outstanding to purchase 9,711,135 shares of Common Stock under the 2007 and 2018 Plans, at exercise prices ranging from $0.05 to $3.00 per share.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets forth the ownership, as of December 31, 2025, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities, or having the right to acquire those securities. The table assumes that all options and warrants have vested. The Company’s voting securities include all shares of the Company’s Common Stock.

To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control.

Except as otherwise indicated and under applicable community property laws, we believe that the beneficial owners of our Common Stock listed below have sole voting and investment power with respect to the shares shown.

As of April 20, 2026 there were a total of 28,915,496 votes eligible to be cast in any Company vote, consisting of 14,033,758 shares of Common Stock, 150,000 shares of Initial Preferred Stock (with 1.2 votes per share), 1,152,380 shares of Series A Preferred Stock (with 1 vote per share), 5,149,730 shares of Series B Preferred Stock (with 1 vote per share), and 8,399,628 shares of Series C Preferred Stock (with 1 vote per share). Of such votes, Joey Bose, as president of the Company holds proxies to vote 2,336,311 Shares on behalf of investors.

Except as otherwise indicated and under applicable community property laws, we believe that the beneficial owners of our Common Stock listed below have sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of vote
Common Stock
Gaetano Scuderi, MD 151 Fishermans Way, Jupiter, FL 33477	Common Stock	6,422,120 shares of Common Stock	22,500 Stock options	16.0%
Initial Preferred Stock
N/A
Series A Preferred Stock
N/A
Series B Preferred Stock
N/A
Series C Preferred Stock
N/A
Directors and Officers as a Group
	Common Stock and Preferred Stock	6,948,443 shares of Common Stock beneficially held by officers and directors 2,336,311 votes held by Joey Bose as proxy for shareholders	5,798,698 Stock options	31.8%

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Except as described herein (or within the section entitled Executive Compensation of this Offering Circular), none of the following parties (each a “Related Party”) has, in our fiscal years ended 2024 and 2025, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	any of our directors or officers;
•	any nominee for election as a director;
•	any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of Common Stock; or
•	any member of the immediate family (including spouse, parents, children, siblings and in- laws) of any of the above persons.

As of December 31, 2025, the Company had $0 due to related parties. As of December 31, 2024, the Company had $62,312 due to related parties

Item 6. OTHER INFORMATION

N/A

Item 7. FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of:

Cytonics Corporation:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Cytonics Corporation and subsidiary (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has a net loss of $8,585,155 and net cash used in operations of $3,663,620 for the year ended December 31, 2025. The Company also had an accumulated deficit as of December 31, 2025 of $37,811,117. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s Plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7326

Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920

www.salbergco.com • info@salbergco.com

Member National Association of Certified Valuation Analysts • Registered with the PCAOB

Member CPAConnect with Affiliated Offices Worldwide • Member AICPA Center for Audit Quality

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

SALBERG & COMPANY, P.A.

We have served as the Company’s auditor since 2023.

Boca Raton, Florida

April 27, 2026

CYTONICS CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
	2025	2024
Assets

Current assets:
Cash	$2,147,326	$2,432,955
Accounts receivable (net of allowance for credit losses of $0)	50,000	50,000
Prepaid expenses and other current assets	14,988	61,222
Total current assets	2,212,314	2,544,177

Deferred offering costs	-	29,002
Deposit	200,396	204,754
Total assets	$2,412,710	$2,777,933

Liabilities and Stockholders' Equity

Current liabilities:
Accounts payable and accrued expenses	$466,461	$198,825
Accounts payable and accrued expenses - related parties	-	62,312
Total current liabilities	466,461	261,137

Commitments and contingencies - See Note 6

Stockholders' equity:

Preferred Stock, $0.001 par value; 20,000,000 shares authorized
Convertible Initial Preferred Stock, $0.001 par value; 150,000 shares designated, issued and outstanding	150	150
Convertible Series A Preferred Stock, $0.001 par value; 1,500,000 shares designated; 576,190 shares issued and outstanding	576	576
Convertible Series B Preferred Stock, $0.001 par value; 6,000,000 shares designated; 2,574,865 shares issued and outstanding	2,575	2,575
Convertible Series C and C-1 Preferred Stock, $0.001 par value; 10,000,000 shares designated; 8,399,558 shares issued and outstanding	8,400	8,400
Common stock, par value $0.001 per share; 50,000,000 shares authorized; 13,977,963 and 11,589,652 shares issued and outstanding, respectively	13,977	11,589
Additional paid-in capital	40,072,982	31,726,570
Subscriptions receivable	(343,943)	-
Accumulated other comprehensive income (loss)	2,649	(7,102)
Accumulated deficit	(37,811,117)	(29,225,962)

Total stockholders' equity	1,946,249	2,516,796

Total liabilities and stockholders' equity	$2,412,710	$2,777,933

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended
	December 31,
	2025	2024
Revenues:
License and royalty revenues	$260,000	$306,669
Total revenues	260,000	306,669

Operating expenses:
Research and development expense	2,772,900	2,659,416
Less: Research and development credit	(479,543)	(293,488)
Net research and development expense	2,293,357	2,365,928
Payroll expense	460,345	402,916
Selling, general and administrative expenses	5,163,441	1,393,091
Professional fees	957,701	506,987
Total operating expenses	8,874,844	4,668,922

Loss from operations	(8,614,844)	(4,362,253)

Other income (expense):
Interest income	29,689	32,154
Interest (expense)	-	(196,822)
Total other income (expense), net	29,689	(164,668)

Net loss before income taxes	(8,585,155)	(4,526,921)
Tax benefit	-	-
Net loss	$(8,585,155)	$(4,526,921)

Other comprehensive income (loss):
Foreign currency translation adjustment	9,751	(26,333)

Comprehensive loss	$(8,575,404)	$(4,553,254)

Net loss per share:
Basic and diluted	$(0.67)	$(0.41)

Weighted average number of common shares outstanding:
Basic and diluted	12,769,414	11,050,362

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

													Accumulated
	Initial Convertible		Series-A Convertible		Series-B Convertible		Series-C and C-1 Convertible				Additional		Other
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-In	Subscription	Comprehensive	Accumulated
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Income (Loss)	Deficit	Total
Balance - December 31, 2023	150,000	$150	563,690	$564	2,574,865	$2,575	5,439,376	$5,440	10,241,391	$10,241	$25,219,205	$-	$19,231	$(24,699,041)	$558,365
Reissuance of shares previously canceled in 2023	-	-	12,500	12	-	-	-	-	25,000	25	(37)	-	-	-	-
Common shares issued for services rendered	-	-	-	-	-	-	-	-	18,913	19	19,445	-	-	-	19,464
Issuance of preferred shares for cash, net of issuance costs	-	-	-	-	-	-	2,751,760	2,752	-	-	3,375,042	-	-	-	3,377,794
Debt discount for common stock options issued with convertible notes	-	-	-	-	-	-	-	-	-	-	28,876	-	-	-	28,876
Common shares and options issued for cash	-	-	-	-	-	-	-	-	1,304,348	1,304	1,498,696	-	-	-	1,500,000
Issuance of preferred shares upon conversion of convertible notes and accrued interest	-	-	-	-	-	-	208,422	208	-	-	383,292	-	-	-	383,500
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	1,202,051	-	-	-	1,202,051
Foreign currency translation loss	-	-	-	-	-	-	-	-	-	-	-	-	(26,333)	-	(26,333)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,526,921)	(4,526,921)
Balance - December 31, 2024	150,000	150	576,190	576	2,574,865	2,575	8,399,558	8,400	11,589,652	11,589	31,726,570	-	(7,102)	(29,225,962)	2,516,796
Issuance of common shares and options for cash, net of issuance costs	-	-	-	-	-	-	-	-	2,308,311	2,308	3,549,875	(343,943)	-	-	3,208,240
Deferred offering costs recognized in equity	-	-	-	-	-	-	-	-	-	-	(29,002)	-	-	-	(29,002)
Issuance of common shares for stock options exercised for cash	-	-	-	-	-	-	-	-	80,000	80	159,920	-	-	-	160,000
Stock-based compensation	-	-	-	-	-	-	-	-	-	-	4,665,619	-	-	-	4,665,619
Foreign currency translation gain	-	-	-	-	-	-	-	-	-	-	-	-	9,751	-	9,751
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,585,155)	(8,585,155)
Balance - December 31, 2025	150,000	$150	576,190	$576	2,574,865	$2,575	8,399,558	$8,400	13,977,963	$13,977	$40,072,982	$(343,943)	$2,649	$(37,811,117)	$1,946,249

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,
	2025	2024
Cash Flows From Operating Activities:
Net loss	$(8,585,155)	$(4,526,921)
Adjustments to reconcile net loss to net cash used in operating activities:
Provision for credit losses	-	78,049
Amortization of debt discount	-	97,557
Stock-based compensation	4,665,619	1,221,515
Changes in operating assets and liabilities:
Accounts receivable	-	68,142
Prepaid expenses and other current assets	46,234	(34,690)
Deposit	4,358	(223)
Accounts payable and accrued expenses	205,324	54,134
Net cash used in operating activities	(3,663,620)	(3,042,437)

Cash Flows From Financing Activities:
Proceeds from issuance of common shares and options, net of offering costs	3,208,240	1,500,000
Proceeds from exercise of stock options	160,000	-
Deferred offering costs	-	(29,002)
Proceeds from issuance of preferred shares, net of offering costs	-	3,377,794
Proceeds from issuance of convertible notes	-	100,000
Repayments of convertible notes	-	(50,000)
Net cash provided by financing activities	3,368,240	4,898,792

Effect of exchange rate changes on cash	9,751	(26,333)

Net increase (decrease) in cash	(285,629)	1,830,022

Cash at beginning of year	2,432,955	602,933

Cash at end of year	$2,147,326	$2,432,955

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$-	$15,000
Cash paid for taxes	$-	$-

Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Deferred offering costs recognized in equity	$29,002	$-
Issuance of preferred shares upon conversion of convertible notes and accrued interest	$-	$383,500
Issuance of stock options with debt	$-	$28,876

The accompanying notes are an integral part of the consolidated financial statements.

CYTONICS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 1         NATURE OF BUSINESS

Overview

Cytonics Corporation (the “Company”) is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

NOTE 2         GOING CONCERN AND MANAGEMENT’S LIQUIDITY PLANS

During the year ended December 31, 2025, the Company sustained a net loss of $8,585,155 and had net cash used in operating activities of $3,663,620. As of December 31, 2025, the Company had an accumulated deficit of $37,811,117. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for one year from the issuance of the consolidated financial statements.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding, and revenues generated from the licensing of its products. During the year ended December 31, 2025, the Company received proceeds of $3,179,238, net of direct offering costs, from the sale of common shares and stock options and $160,000 from the exercise of stock options.

Management’s plans regarding these matters include the raising of additional funding through investments by strategic partners and from private and public sales of securities to fund its operations and its research and development activities. The Company expects to incur net losses until such time it develops biopharmaceuticals and medical devices with the intent of licensing or selling the related intellectual property, or alternatively, until it successfully merges with another operating entity. The Company’s ability to continue its operations is dependent upon its ability to obtain additional capital through public or private equity offerings, debt financings or other sources; however, financing may not be available to the Company on acceptable terms, or at all. The Company’s failure to raise capital as and when needed could have a negative impact on its financial condition and its ability to pursue its business strategy, and the Company may be forced to curtail or cease operations.

The outcome of management’s plans cannot be determined with any degree of certainty. Accordingly, the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business for one year from the date the consolidated financial statements are issued. The carrying amounts of assets and liabilities presented in the consolidated financial statements do not necessarily purport to represent realizable or settlement values. The consolidated financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

NOTE 3 — ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles accepted in the United States of America (U.S. GAAP) for financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC).

Foreign Currency

The functional and reporting currency of our wholly-owned subsidiary is the Australian Dollar (AUD), which is the primary currency in which it operates. Since the functional currency is not the U.S. dollar, the Company recognizes a cumulative translation adjustment created by the different exchange rates applied to current period income or loss and the balance sheet. For the Australian subsidiary, we utilize the average (of the beginning and end of the year) functional exchange rate to translate its statements of operations, the year end functional exchange rate to translate its balance sheet and the specific historical functional exchange rate to translate equity transactions.

CYTONICS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the AUD, the functional currency of our subsidiary. Transaction gains and losses are recognized in Other income (expense), net, in the consolidated statements of operations. For the years ended December 31, 2025 and 2024, the Company recorded a net foreign currency transaction loss of $(61) and $(9), respectively, which are included in selling, general and administrative expenses in the accompanying consolidated statements of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying Notes. Actual results could differ materially from those estimates. The Company’s most significant estimates include the allowance for credit losses, fair value of stock-based compensation, the fair value of stock options issued with convertible notes and notes payable and the valuation allowance on net deferred tax assets.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Cytonics Corporation and its wholly-owned subsidiary Cytonics Australia Pty Ltd. All significant intercompany transactions and balances have been eliminated in consolidation.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 825-10, “Financial Instruments” (“ASC 825-10”) requires disclosure of the fair value of certain financial instruments. The estimated fair value of certain financial instruments, including accounts receivable and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair value because of the short-term maturity of these instruments. All other significant financial assets, financial liabilities and equity instruments of the Company are either recognized or disclosed in the consolidated financial statements together with other information relevant for making a reasonable assessment of future cash flows, interest rate risk and credit risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2025 and 2024.

Fair Value Measurements

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. The Company classifies assets and liabilities recorded at fair value under the fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. The fair value measurements are classified under the following hierarchy:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.
•	Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

CYTONICS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

•	Level 3 – Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

Reclassifications

Certain amounts in the accompanying 2024 financial statements have been reclassified to conform to the 2025 presentation.  These reclassifications had no effect on reported losses. In particular, stock-based compensation of $1,202,051 has been reclassified from Professional fees to Selling, general and administrative expenses.

Accounts Receivable and Allowance for Credit Losses

The Company adopted ASC 326 “Financial Instruments – Credit Losses” on January 1, 2023. The Company recognizes an allowance for credit losses on accounts receivable and other receivables in an amount equal to the estimated probable losses net of recoveries under the current expected credit loss method. Accounts receivables are stated at the amount management expects to collect from outstanding balances. The Company estimates the collectability of its receivables and establishes allowances for the amount of accounts receivable that the Company estimates to be uncollectible. The Company bases these allowances on its historical collection experience, the length of time accounts receivables are outstanding, the financial condition of individual customers, and current economic conditions that may affect a customer’s ability to pay. An individual balance is charged to the allowance when all collection efforts have been exhausted and it is deemed likely to be uncollectible, taking into consideration the financial condition of the customer and other factors. At December 31, 2025 and 2024 no allowance for credit losses relating to the Company’s accounts receivable was deemed necessary. Accounts receivables that are expected to be received within the period of one year are classified as current.

Australian Goods and Services Tax (“GST”)

Revenues, expenses and balance sheet items are recognized net of the amount of GST, except payable and receivable balances which are shown inclusive of GST. The GST incurred is payable on revenues to, and recoverable on purchases from, the Australian Taxation Office.

Cash flows are presented in the statements of cash flow on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

As of December 31, 2025 and 2024, the Company was owed $727 and $53,127, respectively, from the Australian Taxation Office, which is included in Prepaid expenses and other current assets.

Intangible Assets

The Company historically included costs related to patents as intangible assets on its consolidated balance sheet. The costs of patents was capitalized and amortized over the life of the patents. In 2022, an impairment was recognized for all outstanding patents due to lack of evidence of recoverability. Prospectively, all costs related to patents are expensed as they are incurred.

The Company assesses potential impairments of its intangible assets when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. Any required impairment loss is measured as the amount by which the asset’s carrying value exceeds its fair value and is recorded as a reduction in the carrying value of the related asset and a charge to operating results.

Revenue Recognition

The Company follows Accounting Standards Codification 606 (“ASC 606”). ASC 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This ASC also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer purchase orders, including significant judgments.

CYTONICS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The Company recognizes revenue when obligations under the terms of a contract with a customer are satisfied. This occurs with the transfer of control or access to the Company’s licenses or the performance of services. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods or providing services. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in the contract. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied.

Contracts with customers consist of licensing arrangements and, optionally, research and development-related services. Revenues from licensing and royalty fees are received from the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company’s functional intellectual property (IP). The Company’s performance obligation is satisfied at a point in time (upon delivery to the customer) where the Company has no remaining obligation to support or maintain the intellectual property licensed to the customer. The Company typically requires a non-refundable license fee, paid over several years, and quarterly royalty payments based on a percentage of sales, subject to minimum guaranteed quarterly royalty amounts. For contracts whereby customer payments shall be received over time, at the time of contract execution, the Company applies an implied discount to the license fees in order to calculate the net present value of the contractual payments.

Revenue from license fees is recognized at a point in time when the Company transfers the functional IP to the customer, as long as management believes the total consideration owed by the customer for the license fee is probable to be received. Due to the financing component embedded in the license fee, the Company records the revenue and accounts receivable at their net present value using an estimated discount rate at the point in time when the performance obligation associated with the license fee has been completed. Management applies a discount rate that reflects the customers’ creditworthiness and the amount that would have been received from the customer if the license fee was paid upon execution of the contract. The effect of the financing component is subsequently recognized as interest income over the payment term.

Minimum guaranteed royalty (MGR) payments are not binding and are considered to be contingent on the customers’ ability to generate sales. The Company’s contracts include termination clauses for nonpayment by customers or mutual agreement. The termination clauses are likely to be triggered if the customer is unable to make the MGRs. The Company has historically made price concessions when needed by customers. Given the contractual nature of the MGRs and customary business practices, the Company recognizes revenue from MGRs pursuant to ASC 606-10-55-65 guidance for a sales-based or usage-based royalty, which requires recognition for a sales-based royalty promised in exchange for a license of intellectual property only when (or as) the later of the following events occurs:

a.	The subsequent sale or usage occurs.
b.	The performance obligation to which some or all of the sales-based or usage-based royalty has been satisfied (or partially satisfied).

The Company recognizes revenue from MGRs when they become due under the terms of the contract and the consideration has been received or is expected to be received.

Licenses and royalties due under the contract not yet received have been reflected as accounts receivable on the balance sheets, net of any implied discounts to net present value.

Except for the estimate of the discount rate applied to license fees to be received over a period of years, the Company’s contracts do not include multiple performance obligations or variable consideration. Since the Company’s revenue is generated from a small number of customer contracts, it does not have material contract assets or liabilities.

During 2020, the Company received consideration from a customer in connection with the granting of exclusive sales, marketing, manufacturing, and distribution rights associated with the Company’s functional intellectual property. The executed contract required a $450,000 nonrefundable license fee from the customer, payable to the Company as follows: (i) $50,000 upon execution of the contract in May 2020; and (ii) $80,000 on January 1 of each of the next five years through 2025. In the event the contract is terminated prior to its ten-year term, the customer is required to pay a portion of the license fee based on a sliding scale and the year of termination. On January 1, 2024, the customer failed to make the $80,000 installment payment due. Subsequently, on July 19, 2024, the contract was amended whereby the customer agreed to immediately make the past due $80,000 installment payment, which it did pay to the Company, and the Company waived the final $80,000 installment due January 1, 2025, which resulted in the recognition of a provision for credit losses for the long-term accounts receivable, which was recorded at its present value amount of $78,049, and included in selling, general and administrative expenses in the accompanying statements of operations and comprehensive loss for the year ended December 31, 2024. In addition, the monthly royalty was decreased from $21,667 per month to $15,000 per month for the remainder of the contract through 2029.

CYTONICS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

As of December 31, 2025 and 2024, the remaining nonrefundable fee due from the customer was $0.

During the years ended December 31, 2025 and 2024, the Company recognized revenue from license fees and MGRs of $260,000 and $306,669, respectively, which is presented on the statement of operations as license and royalty revenues.

	For the Years Ended
	December 31,
	2025	2024
APIC[1] and VET[2] Royalties	$260,000	$306,669
Licensing Revenue	-	-
Total Revenue	$260,000	$306,669

1 APIC stands for Autologous Protease Inhibitor Concentrate

2 Royalty income from Veterinary Market

Stock-Based Compensation Expense

Stock-based compensation expense is measured at the grant date fair value of the award and is expensed over the requisite service period. For stock-based awards to employees, non-employees and directors, the Company calculates the fair value of the award on the date of grant using the Black-Scholes option pricing model, which includes variables such as the expected volatility of the Company’s share price, the exercise behavior of its grantees, interest rates, and dividend yields. These variables are projected based on the Company’s historical data, experience, and other factors. In the case of awards with multiple vesting periods, the Company has elected to use the graded vesting attribution method, which recognizes compensation cost on a straight-line basis over each separately vesting portion of the award as if the award was, in substance, multiple awards.

Research and Development

The Company enters into consulting, research, and other agreements with commercial entities, researchers, universities, and others for the provision of goods and services. The Company’s research and development expenses involve costs associated with (i) entering R&D collaboration agreements with third-party contractors to manufacture and develop CYT-108 through upcoming clinical trials; and (ii) other costs incurred in the development of intellectual property. The third-party contractors include, but are not limited to, contract research organizations, contract drug manufacturing organizations, investigational sites and consultants. Costs incurred in connection with research and development activities are expensed as incurred.

In accordance with ASC 730-10, “Research and Development-Overall,” research and development costs are expensed when incurred. Total research and development costs for the year ended December 31, 2025 and 2024 were $2,293,357 (net of a tax credit of $479,543 – see below) and $2,365,928 (net of a tax credit of $293,488 – see below), of which $429,260 and $1,231,357, respectively, was incurred by the Australian subsidiary.

The Company may apply for research and development tax concessions with the Australian Taxation Office, under the Research and Development Tax Incentive (“RDTI”) Program, on an annual basis. Although the amount is possible to estimate at year end, the Australian Taxation Office may reject or materially alter the claim amount. Accordingly, the Company does not recognize the benefit of the claim amount until cash receipt since collectability is not certain until such time. The tax concession is a refundable credit. If the Company has net income, then the Company can receive the credit which reduces its income tax liability. If the Company has net losses, then the Company may still receive a cash payment for the credit, however, the Company’s net operating loss carryforwards are reduced by the gross equivalent loss that would produce the credit amount when the income tax rate is applied to that gross amount. The concession is recognized as a tax benefit, in operations, upon receipt. Under the RDTI Program, up to 43.5% of R&D expenditures may be reimbursed in the form of cash.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

During the year ended December 31, 2025 and 2024, the Company applied for, and received from the Australian Taxation Office, a research and development tax credit in the amount of $479,543 and $293,488, respectively, which is reflected as a reduction in research and development expense in the accompanying consolidated statements of operations and comprehensive income (loss).

Earnings (Loss) Per Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. Except when the effect would be anti-dilutive, diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares that were outstanding during the period.

The computation of basic and diluted income (loss) per share excludes potentially dilutive securities when their inclusion would be anti-dilutive, or if their exercise prices were greater than the average market price of the common stock during the period.

Potentially dilutive securities excluded from the computation of basic and diluted net loss per share are as follows:

	For the Years Ended
	December 31,
	2025	2024
Options	9,711,135	7,762,401
Convertible preferred shares	15,061,668	15,061,668
Total potentially dilutive shares	24,772,803	22,824,069

Income Taxes

The Company accounts for its income taxes in accordance with accounting principles generally accepted in the United States of America, which requires, among other things, recognition of future tax benefits and liabilities measured at enacted rates attributable to temporary differences between financial statement and income tax bases of assets and liabilities and to net tax operating loss carryforwards to the extent that realization of these benefits is more likely than not. The Company periodically evaluates the realizability of its net deferred tax assets. The Company’s policy is to account for interest and penalties relating to income taxes, if any, in “income tax expense” in its consolidated statements of operations and include accrued interest and penalties within “accrued liabilities” in its consolidated balance sheets, if applicable. For the years ended December 31, 2025 and 2024, no income tax related interest or penalties were assessed or recorded.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments that have been excluded from the determination of net income (loss).

Segment reporting

The Company operates as a single operating segment as a research and development company that is developing therapies and diagnostics for back and joint pain. In accordance with ASC 280 – “Segment Reporting”, the Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire Company. Existing guidance, which is based on a management approach to segment reporting, establishes requirements to report annually selected segment information and entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets and reports revenue. All material operating units qualify for aggregation under “Segment Reporting” due to their similarities in economic characteristics such as nature of services; and procurement processes. All revenues and expenses as reflected in the accompanying consolidated statements of operations and comprehensive loss, and all assets and liabilities as reflected in the accompanying consolidated balance sheets are allocated to the one segment.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures”, which requires enhanced disclosures about significant segment expenses and other segment items. The Company adopted ASU 2023-07 effective January 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances annual income tax disclosure requirements, including additional disaggregation in the effective tax rate reconciliation and income taxes paid by jurisdiction. The Company adopted ASU 2023-09 effective January 1, 2024 and applied the guidance retrospectively to the periods presented. The adoption did not have a material impact on the Company’s recognition or measurement of income taxes, but it resulted in expanded income tax disclosures in the notes to the consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40)”, which requires entities to provide more detailed disaggregation of expenses in the income statement, focusing on the nature of the expenses rather than their function. The new disclosures will require entities to separately present expenses for significant line items, including but not limited to, depreciation, amortization, and employee compensation. Entities will also be required to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively, disclose the total amount of selling expenses and, in annual reporting periods, provide a definition of what constitutes selling expenses. This pronouncement is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company does not expect the adoption of this new guidance to have a material impact on the consolidated financial statements.

In May 2025, the FASB issued Accounting Standards Update 2025-04, “Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer”. This update clarifies the accounting for share-based consideration payable to a customer in conjunction with revenue-generating transactions. The amendments revise the definition of a performance condition to include conditions based on a customer’s purchases of goods or services, eliminate the policy election to account for forfeitures as they occur for such awards, and clarify that the variable consideration constraint guidance in Topic 606 does not apply to share-based consideration payable to a customer. The amendments in ASU 2025-04 are effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2026, with early adoption permitted. The Company does not currently issue, and has not historically issued, share-based consideration to customers. Accordingly, the Company does not expect the adoption of ASU 2025-04 to have a material impact on its consolidated financial statements or related disclosures.

In July 2025, the FASB issued Accounting Standards Update No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. This update provides targeted improvements to the current expected credit loss (“CECL”) model by introducing a practical expedient that allows entities to assume that current conditions as of the balance sheet date remain unchanged when estimating expected credit losses for certain current accounts receivable and contract assets. The amendments are intended to reduce the cost and complexity associated with applying CECL to short-term receivables arising from revenue transactions. The amendments in ASU 2025-05 are effective for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2025, with early adoption permitted, and are to be applied prospectively. The Company is currently evaluating the impact of this guidance; however, based on the nature of its accounts receivable, the Company does not expect the adoption of ASU 2025-05 to have a material impact on its consolidated financial statements or related disclosures.

There are other various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 4 — DEPOSIT

In December 2023, the Company contracted with Southern Star Research (“Southern Star”), an Australian Contract Research Organization (“CRO”), for research and development services related to the Phase 1 clinical trial. Southern Star required a deposit equal to 20% of the statement of work (totaling approximately 1,5000,000 AUD). Accordingly, the Company provided Southern Star with a deposit of $200,396 and $204,754, which is reflected as a non-current asset on the accompanying consolidated balance sheet as of December 31, 2025 and 2024, respectively. The research and development services were completed in 2026, at which time the remaining invoiced amounts due under the statement of work were deducted from the deposit, and the remainder of the deposit was returned to the Company.

NOTE 5 — CONVERTIBLE NOTES PAYABLE

2023 Notes

During October 31, 2023 through December 21, 2023, the Company issued convertible promissory notes having an aggregate face value of $245,000 along with 5-year stock options to purchase an aggregate of 245,000 common shares at $2.30 per share in exchange for proceeds of $245,000. As a result of the issuance of the common stock options, an aggregate amount of $72,217 of debt discount was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method.

2024 Note

On January 11, 2024, the Company issued a convertible promissory note having a face value of $100,000 (the “2024 Note") along with 5-year stock options to purchase an aggregate of 100,000 common shares at $2.30 per share in exchange for proceeds of $100,000. As a result of the issuance of the common stock options, debt discount of $28,876 was recorded with a corresponding increase in additional paid-in capital based on the relative fair value method.

The 2023 and 2024 convertible notes bear interest at 15% per annum. All unpaid outstanding principal and interest are due in two years from the respective date of each note.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing”), then the 2023 Notes and Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

If the Company issues and sells Equity Securities in which the Company receives gross proceeds of $2,000,000 or more (a "Qualified Financing”), then 50% of the 2024 Note and 50% of the Full Interest (i.e., 24 months of interest as if the loan was repaid on the maturity date) will automatically convert into Equity Securities upon consummation of the Qualified Financing at a 20% discount to the Equity Securities share price.

At any time after 12 months from the issue date, the Company has the right to prepay the note whereby the Holder will be entitled to receive their principal plus Full Interest. Prior to repayment, the investors shall be given a 10-day notice and the option to convert the outstanding principal amount of the 2023 Notes plus the Full Interest at a 20% discount to the current share price of $2.30 per share of Preferred Series C Stock.

A Qualified Financing occurred on May 28, 2024. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000) was converted into an aggregate of 208,422 shares of Preferred Series C Stock (See Note 7).

During the year ended December 31, 2025 and 2024, the Company amortized $0 and $97,557 of debt discount to interest expense, and recognized $0 and $99,265 of interest expense, respectively, in the statements of operations. As of December 31, 2025 and 2024, the carrying value of the convertible notes was $0, net of unamortized debt discount of $0.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 6 — COMMITMENTS AND CONTINGENCIES

Legal Matters

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. At December 31, 2025, there were no other pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s consolidated operations and there are no proceedings in which any of the Company’s directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to the Company’s interest.

NOTE 7 — STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue 50,000,000 shares of Common Stock with a par value of $0.001 per share.

In January 2024, the Company reissued 25,000 shares of Common Stock that had been previously canceled in 2023.

On May 28, 2024, the Company entered into a letter of intent to sell 1,304,348 shares of Common Stock and 1,500,000 five-year stock options to purchase shares of Common Stock at $1.15 per share in exchange for a subscription receivable of $1,500,000, which was received on July 19, 2024.

In June 2024, 18,913 shares of Common Stock, having a fair value of $19,464, were issued to a consultant for services rendered.

On March 27, 2025, the Company initiated a Common Stock Offering (the “2025 Offering”) which resulted in gross proceeds of $6,221,153. The Company sold 2,308,311 shares of Common Stock for $3.00 per share, subject to bonus shares of 5% – 25%, based on a predetermined schedule of the amount and timing of shares purchased, and options to purchase an aggregate of 515,000 shares of Common Stock at an exercise price of $3.00 per share that are fully vested on issuance and are exercisable over five years. The 2025 Offering generated $3,179,238 of proceeds (net of subscriptions receivable of $343,943), net of $554,377 for directly attributable brokerage costs and $2,143,595 for digital and marketing expenses directly incurred to raise such capital from the offering. These direct offering costs were recorded as a reduction of additional paid-in capital.

In November and December 2025, holders of stock options exercised stock options to purchase an aggregate of 80,000 common shares of the Company resulting in the Company receiving aggregate proceeds of $160,000.

On December 31, 2025, and 2024, the Company had 13,977,963 and 11,589,652 shares of Common Stock issued and outstanding, respectively. The holders of Common Stock are entitled to one vote for each share held of record on such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company’s outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available. In the event of a liquidation, dissolution, or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company’s outstanding Preferred Stock. Holders of Common Stock have no pre-emptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

Preferred Stock

Authorized Shares, Liquidation Preferences, Voting Rights, and Automatic Conversion Feature

The Company is authorized to issue 20,000,000 shares of Preferred Stock with a par value of $0.001 per share. The Board of Directors has designated: (a) 150,000 shares as Initial Preferred Stock; (b) 1,500,000 shares as Series A Preferred Stock; (c) 6,000,000 shares as Series B Preferred Stock; and (d) 10,000,000 shares as Series C Preferred Stock of which 510,000 shares are designated as Series C-1 Preferred Stock.

In the event of any liquidation event, all shares of Initial, Series A and Series C Preferred Stock are pari passu with each other, and Series B is last in preference, but all have a liquidation preference over shares of Common Stock.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

All holders of shares of Preferred Stock will vote with holders of Common Stock as a single class and will participate in all dividends that are declared and paid on Common Stock on the same basis as if each share of Preferred Stock were converted into Common Stock.

All shares of Preferred Stock will automatically convert upon a Public Offering into shares of Common Stock.

Convertible Initial Preferred Stock

As of December 31, 2025, and 2024, the Company had 150,000 shares of Initial Preferred Stock (Initial Preferred) issued and outstanding. The Initial Preferred has a liquidation preference of $2.00 per share ($300,000 in aggregate). Each share of Initial Preferred is convertible into 2.4 shares of Common Stock.

Convertible Series A Preferred Stock

In January 2024, the Company reissued 12,500 shares of Convertible Series A Preferred Stock that had been previously canceled in 2023.

As of December 31, 2025, and 2024, the Company had 576,190 shares of Convertible Series A Preferred (Series A Preferred) issued and outstanding. The Series A Preferred Stock has a liquidation preference of $4.00 per share ($2,304,760 in aggregate). Each share of Series A Preferred is convertible into two (2) shares of Common Stock.

Convertible Series B Preferred Stock

As of December 31, 2025 and 2024, the Company had 2,574,865 shares of Convertible Series B Preferred Stock (Series B Preferred) issued and outstanding. The Series B Preferred has a liquidation preference ranging from $2.50 to $4.00 per share ($7,360,960 in the aggregate). Each share of Series B Preferred is convertible into two (2) shares of Common Stock.

Convertible Series C Preferred Stock

During the period from January 16, 2024 through June 19, 2024, the Company initiated a Series C Preferred Stock Offering (the “1st 2024 Offering”) which resulted in gross proceeds of $3,639,659. The Company issued 2,220,458 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 1st 2024 Offering generated $2,711,163 of proceeds, net of $323,511 for directly attributable brokerage costs and $604,985 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 1st 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

On May 28, 2024, the Company having received gross proceeds of $2,000,000 or more, a Qualified Financing occurred, as related to the Company’s outstanding Convertible Notes. As a result, in June 2024, the Company repaid $50,000 of principal and $15,000 of interest (Full Interest on the $50,000) in cash. In addition, $295,000 of principal and $88,500 of accrued interest (Full Interest on the $295,000) was converted into an aggregate of 208,422 shares of Preferred Series C Stock.

During the period from July 23, 2024 through October 17, 2024, the Company initiated a Series C Preferred Stock Offering (the “2nd 2024 Offering”) which resulted in gross proceeds of $872,315. The Company issued 531,302 shares of Series C Preferred Stock for $2.30 per share, subject to bonus shares of 5% – 50%, based on predetermined schedule of the amount and timing of shares purchased. The 2nd 2024 Offering generated $666,631 of proceeds, net of $86,705 for directly attributable brokerage costs and $118,979 for digital and marketing expenses directly incurred to raise such capital from the offering. Upon completion of the 2nd 2024 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital.

As of December 31, 2025 and 2024, the Company had 8,399,558 (7,892,442 Series C and 507,116 Series C-1) Series C Preferred shares, issued and outstanding.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The Series C Preferred has a liquidation preference of $2.00 per share and the Series C-1 Preferred has a liquidation preference of $1.05 per share (calculated at issuance), (each of which is the respective “Series C Purchase Price”). All other rights and privileges of the Series C Preferred and Series C-1 Preferred are identical except for their liquidation preferences. The Series C Convertible Preferred Stock has a liquidation preference of $2.00 per share ($15,784,882 in aggregate as of December 31, 2025 and 2024). The Series C-1 Convertible Preferred Stock has a liquidation preference of $1.05 per share ($532,472 in aggregate). Each share of Series C Preferred and Series C-1 is convertible into one (1) share of Common Stock.

Stock Options

In April 2007, the Company’s shareholders adopted the 2007 Stock Incentive Plan (the “2007 Plan”), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Stock options granted under the 2007 Plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 Plan may be granted only during the ten years immediately following the effective date of the plan.

During 2018, the Company’s Board adopted the 2018 Stock Incentive Plan (the “2018 Plan”), as amended on May 25, 2021, effectively replacing the 2007 Plan, to provide for the issuance of up to 10,000,000 shares of stock through the grant of stock options, restricted stock, or restricted stock units.

In January 2024, the Company granted options to two board directors to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.150 per stock option, which vest 12,500 per quarter and are exercisable over five years. In January 2024, the Company granted options to an advisor to purchase an aggregate of 50,000 shares of Common Stock at an exercise price of $2.00 per share, having a grant date fair value of $0.681 per stock option, which vest 4,167 per quarter and are exercisable over five years.

In June 2024, the Company canceled all outstanding and vested options (883,800 options exercisable at $2.00 per share, expiring at various dates from October 2025 through June 2028, having an aggregate fair value of $203,558 at the date of cancelation) of its Chief Executive Officer in exchange for newly granted options to purchase an aggregate of 1,760,615 shares of Common Stock at an exercise price of $1.50 per share, having a grant date fair value of $0.752 per stock option, or a total of $1,324,077, which vested immediately and are exercisable over ten years. The issuance of the new options to the Chief Executive Officer are deemed a modification of the canceled options and, accordingly, the associated expense recognized is the excess of $1,120,519 of the fair value of the newly issued options over the fair value of the options that were canceled.

In October 2024, the Company granted options to five medical advisory board members to purchase an aggregate of 1,207,510 shares of Common Stock at an exercise price of $1.21 per share, having a grant date fair value of $0.686 per stock option, or $828,010, which vest 75,469 per quarter and are exercisable over five years.

As part of the 2025 Offering, investors were given options to purchase an aggregate of 515,000 shares of Common Stock at an exercise price of $3.00 per share that were fully vested on issuance and are exercisable over five years (see Note 7 – “Common Stock”).

In June 2025, the Company granted options to directors to purchase an aggregate of 220,000 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.74 per stock option that vested immediately, all of which are exercisable over ten years.

In June 2025, the Company granted options to a consultant to purchase an aggregate of 730,000 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.74 per stock option that vested immediately, which are exercisable over ten years.

In December 2025, the Company granted options to directors and officers to purchase an aggregate of 890,453 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.73 per stock option, of which 600,000 vested immediately and 290,453 vest quarterly over two years, all of which are exercisable over ten years.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

In December 2025, the Company granted options to consultants to purchase an aggregate of 75,781 shares of Common Stock at an exercise price of $3.00 per share, having a grant date fair value of $2.73 per stock option that vested immediately, which are exercisable over ten years.

On December 31, 2025, the Company had options outstanding to purchase 9,711,135 shares of Common Stock under the 2007 and 2018 Plans, at exercise prices ranging from $0.05 to $3.00 per share.

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	For the Years Ended
	December 31,
	2025	2024
Expected Volatility	101.3%	62.6% - 103.7%
Expected Term	10 years	1.5 - 5 years
Risk-Free Rate	4.18% - 4.24%	3.86% - 4.79%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company’s stock option activity:

		Weighted	Weighted
		Average	Average
	Number of	Exercise	Remaining Life	Intrinsic
	Options	Price	In Years	Value
Outstanding, December 31, 2023	4,407,076	$1.28
Granted	4,718,125	$1.35
Exercised	-	-
Forfeited/Expired	(1,362,800)	$1.82
Outstanding, December 31, 2024	7,762,401	$1.23
Granted	2,431,234	$3.00
Exercised	(80,000)	$2.00
Forfeited/Expired	(402,500)	$1.95
Outstanding, December 31, 2025	9,711,135	$1.63	5.8	$13,166,715

Exercisable, December 31, 2025	8,498,383	$1.63	5.9	$11,528,966

The aggregate intrinsic value of outstanding stock options was $13,166,715, based on options with an exercise price less than the fair value of the Company’s common stock price of $3.00 per share as of December 31, 2025, which would have been received by the option holders had those option holders exercised their options as of that date.

The fair value of all options that vested during the years ended December 31, 2025 and 2024 was $4,665,619 and $1,202,051, respectively. As of December 31, 2025, the Company had $1,382,948 of total unrecognized compensation cost related to non-vested awards granted under the 2018 Plan, which the Company expects to recognize over a weighted average period of 1.29 years.

NOTE 8 — INCOME TAXES

The Company's pre-tax net (loss) for the years ended December 31, 2025 and 2024 was ($8,585,155) and ($4,526,921) respectively.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statement carrying amounts and the tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

For the year ended December 31, 2025, the Company increased its valuation allowance by $2,016,124, consisting of $1,670,491 related to Federal deferred tax assets and $345,633 related to State deferred tax assets. For the year ended December 31, 2024 the Company increased its valuation allowance by $1,126,066, consisting of $932,623 related to Federal deferred tax assets and $193,443 related to State deferred tax assets. This total increase in the valuation allowance is reflected in the effective tax rate reconciliation within both the “Changes in valuation allowances” category, which includes the Federal portion of the change and the “State taxes (Florida), net of federal effect” category, which includes the State portion of the change.

The Company’s provision (benefit) for income taxes consists of the following:

	For the Years Ended
	December 31,
	2025	2024
Current:
Federal	$-	$-
State	-	-

Deferred:
Federal	1,670,491	932,623
State	345,633	193,443
	2,016,124	1,126,066
Change in valuation allowance	(2,016,124)	(1,126,066)
Income tax provision (benefit)	$-	$-

The Company’s deferred tax assets and liabilities consist of the effects of temporary differences attributable to the following:

	December 31,
	2025	2024
Deferred tax assets:
Net operating loss carryover	$5,301,573	$4,547,774
Intangible assets	1,425,395	1,176,820
Stock based compensation	1,771,543	812,469
Tax credits	318,510	263,834
Total deferred tax assets	8,817,021	6,800,897

Deferred tax liabilities:
Total deferred tax liabilities	-	-

Valuation allowance	(8,817,021)	(6,800,897)

Total deferred tax assets (liabilities)	$-	$-

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The significant elements contributing to the difference between income taxes at the effective United States federal statutory tax rate of 21% and the Company’s effective tax rate are as follows:

	For the Year Ended		For the Year Ended
	December 31, 2025		December 31, 2025
Income taxes at US federal statutory rate	$(1,802,883)	21.00%	$(950,653)	21.00%
State taxes (Florida), net of federal effect	(27,310)	0.32%	479	-0.01%
Tax credits (Research and development)	(54,676)	0.64%	-	0.00%
Nontaxable or nondeductible items:
Stock based compensation deferred tax asset true up for expired options	228,360	-2.66%	-	0.00%
Other permanent items, including public offeirng cost true up	(13,983)	0.16%	17,551	-0.39%
Change in valuation allowance	1,670,492	-19.46%	932,623	-20.60%

Income tax provision (benefit)	-	0.00%	-	0.00%

Effective January 1, 2024, the Company adopted the FASB Accounting Standards Update 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. The adoption of ASU 2023-09 did not affect the recognition or measurement of income taxes but resulted in expanded disclosures, including additional disaggregation of the effective tax rate reconciliation and income taxes paid by jurisdiction. The Company elected to apply the provisions of ASU 2023-09 retrospectively to the periods presented, and, accordingly, the income tax disclosures for the years ended December 31, 2025 and 2024 have been prepared in accordance with ASU 2023-09.

The Company’s Australian subsidiary (a disregarded entity) incurred cumulative losses that are deductible for U.S. income tax purposes. These include approximately $1,096,000 of research and development costs capitalized and amortized under section 174 and approximately $143,000 of other expenses that reduce both Australian and U.S. taxable income. For Australian income tax purposes, the research and development costs are not deductible (because they are added back in computing taxable income in connection with refundable Australian research and development credits), and only the $143,000 of other expenses reduces Australian taxable income. Accordingly, only this $143,000 constitutes a dual consolidated loss under Section 1503(d) and it gives rise to a U.S. deferred tax asset of approximately $36,000. The Company has made domestic use elections with respect to this dual consolidated loss in accordance with Treasury Regulation §1.1503(d)-6.

As of December 31, 2025 and 2024, the Company had U.S. federal net operating loss carryforwards of approximately $20.9 million and $17.9 million, respectively, of which $12.3 million does not expire, but is instead limited to 80% of taxable income in the year utilized. The remaining loss carryforwards expire at various dates through 2037. These net operating loss carryforwards may be used to offset future taxable income and thereby reduce the Company’s U.S. federal income taxes. Section 382 of the Internal Revenue Code of 1986 (the “Code”) imposes an annual limit on the ability of a corporation that undergoes a greater than 50% ownership change to use its net operating loss carry forwards to reduce its tax liability. If in the future the Company issues common stock or additional equity instruments convertible in common shares which result in an ownership change exceeding the 50% limitation threshold imposed by Section 382 of the Code, the Company’s net operating loss carryforwards may be significantly limited as to the amount of use in a particular year. In addition, all or a portion of the Company’s net operating loss carryforwards may expire unutilized. As of December 31, 2025 and 2024, the Company had net operating loss carryforwards for state income tax purposes of approximately $20.9 million and $17.9 million, respectively, of which $9.4 million do not expire and are limited to 80% of taxable income in the year utilized. The remaining state carryforwards expire at various dates through 2037.

For U.S. purposes, the Company has not completed its evaluation of NOL utilization limitations under Internal Revenue Code, as amended (the “Code”) Section 382/383, change of ownership rules. If the Company has had a change in ownership, the NOL’s would be limited as to the amount that could be utilized each year, based on the Code or might be eliminated.

The Company has provided a full valuation allowance against its net deferred tax assets, since in the opinion of management based upon the earnings history of the Company, it is more likely than not that the benefits of these assets will not be realized.

The Company complies with the provisions of FASB ASC 740-10 in accounting for its uncertain tax positions. ASC 740-10 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely that not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. Management has determined that the Company has no significant uncertain tax positions requiring recognition under ASC 740-10.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

The Company is subject to income tax in the U.S., and certain state jurisdictions. The Company has not been audited by the U.S. Internal Revenue Service, or any states in connection with income taxes. The Company’s tax years generally remain open to examination for all federal and state tax matters until its net operating loss carryforwards are utilized and the applicable statutes of limitation have expired. The federal and state tax authorities can generally reduce a net operating loss (but not create taxable income) for a period outside the statute of limitations in order to determine the correct amount of net operating loss which may be allowed as a deduction against income for a period within the statute of limitations.

The Company recognizes interest and penalties related to unrecognized tax benefits, if incurred, as a component of income tax expense.

NOTE 9 — CONCENTRATIONS

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits in the United States in excess of the FDIC insured limit of $250,000. On December 31, 2025, and 2024, the Company’s cash balances were in excess of federally insured amounts by $1,147,253 and $2,070,928, respectively.

The Company also has cash deposits in Australia in excess of the federally insured limit of 250,000 AUD. On December 31, 2025 and 2024, the Company’s cash balances were in excess of Australian federally insured amounts by 499,957AUD and 0 AUD, or $333,367 USD and $0 USD, respectively.

Concentration of Revenues

For the year ended December 31, 2025 and 2024, the following customers accounted for more than 10% of the Company’s net revenues:

	For the Year Ended December 31,
	2025	2024
Customer 1	69.2%	73.9%
Customer 2	30.8%	26.1%
Totals	100.0%	100.0%

Concentration of Accounts Receivable

As of December 31, 2025 and 2024, the following customers accounted for more than 10% of the Company's consolidated accounts receivable.

	December 31,
	2025	2024
Customer 1	60.0%	60.0%
Customer 2	40.0%	40.0%
Totals	100.0%	100.0%

Concentration of Vendor

For the year ended December 31, 2025 and 2024, the Company utilized one vendor for the production of CYT-108, which is a potential disease-modifying candidate for osteoarthritis. While there are other companies that could produce CYT-108, it would require significant time and costs to transition to a new manufacturer. Expenditures for this vendor during the year ended December 31, 2025 and 2024, accounted for 85.6% and 59.7%, respectively, of research and development costs in the accompanying consolidated statements of operations.

CYTONICS CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025 AND 2024

NOTE 10 — SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through April 27, 2026, the date these financial statements were available to be issued.

On March 10, 2026, the Company closed on the final tranche (essentially, this was a final trueup disbursement and not the sale of new shares in 2026) of a Common Stock Offering (the “2025 Offering”) which resulted in gross proceeds of $70,273. The Company issued 28,833 additional shares of Common Stock for $3.00 per share, subject to bonus shares of 5% – 35%, based on predetermined schedule of the amount and timing of shares purchased. The final tranche of the 2025 Offering resulted in cash proceeds of $63,170 (net of subscriptions receivable of $1,853), net of $5,250 for directly attributable brokerage costs. Upon completion of the 2025 Offering, these direct offering costs were recorded as a reduction of additional paid-in capital. On March 20, 2026, the subscriptions receivable (stemming from the 2025 Offering) of $345,796 was received in full.

During April 2026, the Company closed on two tranches of a new Common Stock Offering (the “2026 Offering”) which resulted in gross proceeds of $639,214. The Company sold 175,298 shares of Common Stock for $4.00 per share, subject to bonus shares of 5% – 25% (based on a predetermined schedule of the amount and timing of shares purchased), which results in an average share price of $3.65. The 2026 Offering generated $203,606 of cash proceeds (net of subscriptions receivable of $29,244), net of $55,453 for directly attributable brokerage costs and $350,911 for digital and marketing expenses directly incurred to raise such capital from the offering. These direct offering costs were recorded as a reduction of additional paid-in capital.

Item 8. EXHIBITS

The following exhibits are filed with this Annual Report.

Exhibit No.		Form	File No.	Exhibit	Filing Date
2.1	Third Amended and Restated Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on February 14, 2011.	1-A	024-11196	2.1	April 17, 2020
2.2	Articles of Amendment to the Third Amended and Restated Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on February 19, 2013.	1-A	024-11196	2.2	April 17, 2020
2.3	Articles of Amendment to the Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on February 16, 2018.	1-A	024-11196	2.3	April 17, 2020
2.4	Articles of Amendment to the Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on March 9, 2020.	1-A	024-11196	2.4	April 17, 2020
2.5	Articles of Amendment to the Articles of Incorporation of Cytonics Corporation filed with Florida Secretary of State on March 17, 2020.	1-A	024-11196	2.5	April 17, 2020
2.6	Amended and Restated Bylaws of Cytonics Corporation.	1-A	024-11196	2.6	April 17, 2020
3.1	Term Sheet for Convertible Promissory Notes issued From June 30, 2018 to October 15, 2018.	1-A	024-11196	3.1	April 17, 2020
3.2	Form of Convertible Promissory Notes issued on May 17, 2019 pursuant to Regulation CF Offering.	1-A	024-11196	3.2	April 17, 2020
3.3	Convertible Promissory Note issued to JK Garvey Investment Co., L.P. on October 31, 2019.	1-A	024-11196	3.3	April 17, 2020
4.1	Form of Subscription Agreement	1-A		4.1	January 14, 2026
6.1	Cytonics 2018 Stock Option and Stock Issuance Plan.	1-A	024-12533	6.1	November 19, 2024
6.2	Form of Nonqualified Stock Option Agreement.	1-A	024-12533	6.2	November 19, 2024
6.3	Employment Agreement with Anjun (Joey) Bose dated July 22, 2024.	1-A	024-12533	6.3	November 19, 2024
6.4	Separation Agreement between the Company and Lewis Hanna	1-A	024-12533	6.4	November 19, 2024
6.5	Exclusive License Agreement for Manufacturing, Sales, Marketing and Distribution in the Veterinary Market between Cytonics Corporation and Astaria Global, LLC dated June 30, 2019.	1-A	024-12533	6.6	November 19, 2024
6.6	Exclusive Sales, Marketing, Manufacturing and Distribution Agreement for Human Market between Cytonics Corporation and Christie Medical Holdings, LLC dated April 27, 2020.	1-A	024-12533	6.71	November 19, 2024
6.7	Exhibit G – revised July 2024 to that certain Exclusive Sales, Marketing, Manufacturing and Distribution Agreement for Human Market between Cytonics Corporation and Christie Medical Holdings dated April 27, 2020	1-A	024-12533	6.72	November 19, 2024
6.8	Statement of Work dated September 9, 2024, between Goodwin Biotechnology, Inc. and Cytonics.	1-A	024-12533	6.8	November 19, 2024
6.9	Master Services Agreement between Cytonics and Southern Star Research Pty Ltd. dated September 13, 2023	1-A	024-12533	6.9	November 19, 2024
6.10	Agreement with DealMaker	1-A		6.10	January 14, 2026

SIGNATURES

Pursuant to the requirements of Regulation A, this issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on April 29, 2026.

Cytonics Corporation

DATE: April 29, 2026	By:	/s/ Joey Bose
	Name:	Anjun (Joey) Bose
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on April 29, 2026.

Signature	Title

/s/ Anjun Bose
Anjun Bose, Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer, Director

/s/ Gaetano Scuderi
Gaetano Scuderi, MD, Director

/s/ Gordon Ramseier
Gordon Ramseier, Director

/s/ Tracy Goeken
Tracy Goeken, MD, Director